As filed with the Securities and Exchange Commission on December 11, 2000
                                                           REGISTRATION FORM NO.
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  ------------
                                   TCPI, INC.
             (Exact name of registrant as specified in its charter)

               FLORIDA                                          65-0308922
    (State or other jurisdiction                             (I.R.S. Employer
  of incorporation or organization)                       Identification Number)

                              3341 S.W. 15TH STREET
                          POMPANO BEACH, FLORIDA 33069
                                 (954) 979-0400
                   (Address, including zip code, and telephone
             number, including area code, of registrant's principal
                               executive offices)

                              JAY E. ECKHAUS, ESQ.
                                   TCPI, INC.
                              3341 S.W. 15TH STREET
                          POMPANO BEACH, FLORIDA 33069
                                 (954) 979-0400
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                    Copy to:
                           TEDDY D. KLINGHOFFER, ESQ.
                       AKERMAN, SENTERFITT & EIDSON, P.A.
                           ONE SOUTHEAST THIRD AVENUE
                            MIAMI, FLORIDA 33131-1714
                                 (305) 374-5600

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1)of this form, check the following box. [ ]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule
434, please check the following box:   [ ]

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
Title of each class of               Amount to be      Proposed maximum offering      Proposed maximum       Amount of registration
securities to be registered           registered           price per unit (1)        aggregate offering               fee
                                                                                          price(1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001
per share                             25,000,000                 $.1375                   3,437,500                   $908
====================================================================================================================================

 (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the bid and ask prices for the Common Stock as reported on The NASD O.T.C. Bulletin Board on December 8, 2000.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                   PROSPECTUS

                             UP TO 25,000,000 SHARES

                                  [TCPI's Logo]

                                   TCPI, INC.

                                  COMMON STOCK

                 ----------------------------------------------

         The selling shareholders listed below may use this prospectus in connection with the following resales of our common stock:

         o Investors named in a securities purchase agreement may offer up to 7,770,000 shares that they acquire upon conversion of the $1,599,993 principal amount of our 6% convertible debentures due 2005 that we issued to the investors and 640,000 shares that they acquire upon the exercise of warrants;

         o GMF Holdings may offer up to 13,900,000 shares that it acquires upon conversion of the $10 million principal amount of our 6% convertible debentures that we may issue and sell to it when we exercise our right to "put" debentures to GMF under our credit line agreement with GMF;

         o The May Davis Group, Inc. and its affiliates may offer up to 750,000 shares of common stock acquired in consideration for certain services and 2,000,000 shares that they acquire upon the exercise of warrants; and

         o Butler Gonzalez LLP may offer up to 10,000 shares that it acquires upon the exercise of warrants.

         The selling shareholders may sell the common stock at prices and on terms determined by the market, in negotiated transactions or through underwriters. GMF is an "underwriter" within the meaning of the Securities Act in connection with its sales of our common stock.

         We will not receive any proceeds from the sale of shares by the selling shareholders. However, we will receive proceeds from the sale of convertible debentures to GMF and upon the exercise of warrants held by investors under the securities purchase agreement, May Davis and its affiliates and Butler Gonzalez.

         INVESTING IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. "RISK FACTORS" BEGIN ON PAGE 9.

         Our common stock is listed and traded on the NASD O.T.C. Bulletin Board under the symbol "TCPI." The last reported sales price of the common stock on December 8, 2000 was $.125 per share.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 SUBJECT TO COMPLETION, DATED DECEMBER 11, 2000

         The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                TABLE OF CONTENTS

                                                                                                               Page

Prospectus Summary................................................................................................4
Risk Factors......................................................................................................9
Special Note Regarding Forward-Looking Statements................................................................21
Use of Proceeds..................................................................................................28
Securities Purchase Agreement....................................................................................29
The GMF Line of Credit Agreement.................................................................................30
Selling Shareholders.............................................................................................33
Plan Of Distribution.............................................................................................37
Description of Capital Stock.....................................................................................39
Transfer Agent And Registrar.....................................................................................46
Legal Matters....................................................................................................46
Experts..........................................................................................................46
Where You Can Find More Information..............................................................................47
Information Incorporated by Reference............................................................................47


         You should only rely on the information contained in this prospectus or any supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or any supplement.

                               PROSPECTUS SUMMARY

         As used in this prospectus, unless otherwise indicated, any reference to our business, our products or our financial condition includes all of our subsidiaries, including our wholly-owned subsidiaries, Health-Mark Diagnostics, L.L.C. and TCPI Holdings, Ltd., and our joint venture, Technical Electronics Corporation.

OUR BUSINESS

         We develop, manufacture and distribute point-of-care medical diagnostic products for use at home, in physician offices, and other healthcare locations that we serve through domestic and international channels. In addition, we also own a patent-protected proprietary portfolio of transdermal and dermal drug delivery technologies and skin permeation enhancers. We also manufacture high purity specialty biochemicals.

         We manufacture and market in the U.S. and internationally medical diagnostic testing products that utilize membrane-based technology. Diagnostic products sold in the United States have received 510(k) marketing clearance from the United States Food and Drug Administration. The balance of our diagnostic products are from time-to-time in various stages of development, clinical and regulatory review in the U.S. and overseas, or intended for export outside the U.S. We presently hold 26 U.S. and foreign patents, and have 61 domestic and foreign patent applications pending.

OUR PRODUCT PORTFOLIO

         We currently market various medical diagnostic products. These products utilize rapid testing procedures to detect and/or quantify substances in urine or blood. Our diagnostic portfolio presently includes testing and screening products for:

         o    family planning (pregnancy detection and ovulation timing);
         o cholesterol monitoring and detection of diabetes, urinary tract infection and kidney and bladder disease, skin cancer and deteriorating vision;
         o    infectious diseases; and
         o    drugs of abuse.

Our transdermal/dermal portfolio includes development-stage technologies in the areas of smoking addiction reduction, hormone replacement therapy, and cardiovascular disease, as well as commercialization of skin permeation enhancers.

         We also have certain key products in various stages of development that include:

         o    our noninvasive TD Glucose(R)Monitoring System for diabetics;
         o    our new Total and HDL Cholesterol screening and monitoring products for over-the-counter use and professional use; and
         o    our HealthCheck(R) and private-label brands of over-the-counter diagnostic screening tests for at-home use by consumers.

         We market diagnostic products worldwide through multiple distribution channels that include:

         o original equipment manufacture ("OEM") marketing relationships with multinational pharmaceutical and diagnostic companies for product use on a professional and/or over-the-counter basis;
         o over-the-counter sales of our proprietary HealthCheck(R) and private-label brands for consumer use on an over-the-counter basis; and
         o    Internet sales via our web site, www.health-check.com.

         In the OEM sector, a significant portion of our family planning products for pregnancy and fertility are currently marketed by Roche Diagnostics GmbH for international distribution under their trademarks. However, as discussed below, on May 20, 2000 we entered into an asset purchase agreement with Roche Diagnostics for the acquisition of certain trademarks and business assets relating to the pregnancy and ovulation business of Roche Diagnostics. If we successfully complete this acquisition, we will be responsible for the marketing and distribution of these products. The OEM sector also includes marketing of our screening tests for drugs of abuse and infectious diseases by other OEM customers for distribution in the U.S. and/or international markets based on regulatory clearance.

         In addition, in January 1999, we opened an international sales and marketing office in Milan, Italy to expand distribution of our diagnostic products outside of North America. International expansion of our diagnostic products is ongoing. Product marketing and/or registration with local health officials is underway in a number of foreign countries.

         Our HealthCheck(R) and private-label diagnostic products are currently available in more than 17,000 pharmacies, supermarkets and mass merchandise retail stores throughout the United States and Canada as well as community pharmacies that are supplied directly by the leading drug wholesale distributors. We private label our family planning products for 7 drug, discount and supermarket chains.

         In 1999, sales of our products to Roche Diagnostics GmbH accounted for approximately 31% of sales; CVS Distribution, Inc. (CVS Drug Stores) accounted for approximately 25% of sales; and LVMH Moet Hennessy Louis Vuitton, Inc. accounted for approximately 13% of sales.

         Our executive offices are located at 3341 S.W. 15th Street, Pompano Beach, Florida 33069, and our telephone number is (954) 979-0400.

RECENT DEVELOPMENTS

         THE SWARTZ TRANSACTION

         On May 3, 2000, we entered into an investment agreement with Swartz Private Equity, LLC. Under the Swartz investment agreement, also referred to as an equity line, we have the option to sell, or "put," up to $25 million of our common stock to Swartz, subject to a formula based on stock price and trading volume, over a three year period beginning on November 3, 2000. In addition, we issued to Swartz a warrant to purchase 312,500 shares of our common stock at a price of $1.9063 per share, subject to adjustment, and a warrant to purchase 312,500 shares of our common stock at a price of $0.9375, subject to adjustment. We may issue additional warrants to Swartz under the terms of the Swartz investment agreement.

         THE ROCHE DIAGNOSTICS TRANSACTION

         On May 20, 2000 our wholly-owned Cayman Islands subsidiary, TCPI Holdings, Ltd, entered into a business and asset purchase agreement with Roche Diagnostics GmbH of Mannheim, Germany. Under the asset purchase agreement and several local asset purchase agreements entered into in connection with the asset purchase agreement, TCPI Holdings will acquire certain trademarks, distribution rights and business assets of the world-wide over-the-counter pregnancy and ovulation testing business carried on by Roche Diagnostics. The trademarks include EVATEST", EVAPLAN", EVENT-TEST", DIAGNOSIS" and related goodwill. We have guaranteed TCPI Holdings' performance under the asset purchase agreement. We have agreed to hold Roche Diagnostics and its affiliates harmless against any and all past and future patent infringement actions directed against pregnancy and ovulation testing products that we have supplied to Roche Diagnostics under our previous OEM agreements. See the discussion under "Legal Proceedings" for a description of currently pending patent infringement litigation relating to these products.

         The purchase price for the assets included in the asset purchase agreement and the local asset purchase agreements is $7 million plus value added tax, if applicable. We do not believe the purchase is subject to value added tax. TCPI Holdings made a down payment of $500,000 upon signing of the asset purchase agreement. The agreement called for a second down payment of $3 million on the earlier of the effectiveness of an earlier registration statement (which was declared effective on November 3, 2000), or September 17, 2000. The balance of $3,500,000 is payable in installments before the closing of each local asset purchase agreement in Germany, Uruguay, Switzerland, Spain, Italy and Argentina. Of this $3,500,000 balance, $750,000 was due as early as August 1, 2000 in connection with the closings in Germany, Spain and Switzerland, and $500,000 as early as September 1, 2000 in connection with the closing in Italy. The remaining balance would be due in connection with the closings in Uruguay and Argentina, which must occur by December 31, 2001. The majority of the assets we will be acquiring are located in Argentina. The local closings are conditioned on compliance with country-specific regulatory authorization and product registration by local health and regulatory authorities. To date, no closings have occurred and we have not made any additional payments to Roche Diagnostics. Because of this failure to make additional payments, we currently are in breach of the agreement. We have, however, with the concurrence of Roche Diagnostics, taken over the marketing of the products in Germany, Italy and Spain through an independent distributor that is well established in these markets.

         As described in greater detail under the heading "Risk Factors," we do not currently have sufficient funds to make the second and third payments due under the asset purchase agreement. We are seeking to secure funds for these payments through financing activities in the capital markets, funds generated in the ordinary course of business, and funds generated by the acquired operations after the local closings. However, we cannot assure you that we will obtain the necessary funds. We are in discussions with Roche in an attempt to modify payment schedules, but cannot assure you that these efforts will be successful. As described in this prospectus summary and in the "Risk Factors" section, since the funds available under our equity line with Swartz and our credit line with GMF Holdings are subject to the future market price and volume of trading of our common stock, we may be unable to obtain sufficient funds from these transactions on a timely basis, or at all. Therefore, absent a change in current market conditions that would allow us to draw down more funds from the Swartz equity line and the GMF credit line, we do not currently anticipate using these funds to acquire the assets from Roche Diagnostics. The failure to complete the acquisition will have a material adverse effect on our financial condition.

         If we do not make the required payments, we will forfeit the $500,000 we have already paid. Further, our obligation, which existed before we entered into the asset purchase agreement, to indemnify Roche Diagnostics in connection with patent infringement claims, including the litigation with Unilever, may survive the termination of the asset purchase agreement. In addition, Roche Diagnostics may sell the assets to one of our competitors, who may decide not to sell our products, which would result in a material decrease in revenues, thereby adversely affecting our operating results.

         THE MAY DAVIS TRANSACTIONS

         On August 28, 2000, we entered into a securities purchase agreement with the investors listed in Schedule I to the securities purchase agreement arranged through The May Davis Group, Inc., as placement agent. We have listed these investors as selling shareholders under the caption "Selling Shareholders." Under this agreement, we sold to the investors $1,599,993 of our 6% convertible debentures that mature at various dates between August 28, 2005 through November 23, 2005. The debentures are convertible into shares of our common stock at any time after December 16, 2000, at the lesser of $1.05 per share or 80% of the average closing bid prices of our common stock during the 5 trading days immediately preceding the conversion. In connection with the beneficial conversion feature of these debentures, we will recognize $329,662 of interest expense for the convertible debentures, $269,340 of which was recorded in our results of operations for the quarter ended September 30, 2000. Also, in connection with the issuance of the 6% convertible debentures to the investors, we issued to the investors warrants to purchase 639,997 shares of our common stock, which is equal to 20% of the number of shares of our common stock that would have been issuable upon conversion of the convertible debentures as of the closing dates. The warrants have an exercise price of $1.50 and a term of five years.

         On September 5, 2000, we entered into credit line agreement with GMF Holdings, arranged through May Davis, as placement agent. Under the GMF credit line agreement, we have the option to sell, or "put," up to $10 million of our 6% convertible debentures to GMF, subject to a formula based on stock price and trading volume, over a three year period beginning on the effective date of the registration statement of which this prospectus is a part. The debentures are convertible into shares of our common stock at the lesser of $1.40 per share or 90% of the lowest closing bid price of our common stock during the 20 trading days immediately preceding the conversion.

         In providing us with the convertible debenture transaction and credit line, compensation to May Davis is linked to both transactions. May Davis received cash compensation equal to 10% of the principal amount of convertible debentures issued under the securities purchase agreement and a five-year warrant to purchase 2,000,000 shares of our common stock at $1.50 per share. We have the right to force conversion of the May Davis warrant if the closing price of our common stock is $3.00 or higher for ten consecutive trading days. Upon conversion of the warrants held by the debenture holders and May Davis, we would receive additional capital. Additionally, in consideration for closing the convertible debenture transaction and arranging the credit line, we issued to affiliates of May Davis 750,000 shares of our common stock.

         Under a registration rights agreement, we are obligated to register for resale the shares issuable upon conversion of the convertible debentures and upon exercise of the warrants. We are also obligated to register for resale the shares issuable upon exercise of the May Davis warrant. The conversion price of the debentures decreases and we incur penalties if the SEC does not declare this registration statement effective by January 3, 2001. We discuss the terms of these penalties in greater detail under the caption "Description of Capital Stock - 6% Convertible Debentures."

         CHANGE IN BOARD OF DIRECTORS AND MANAGEMENT

         Effective September 12, 2000, our board of directors elected Martin Gurkin, Ph.D. as Chairman of the Board, succeeding Jack L. Aronowitz. The board appointed Elliott Block, Ph.D., our Chief Executive Officer, to also become our President. Mr. Aronowitz ceased to be employed by us on September 12, 2000. Mr. Aronowitz will continue to serve as a Director. As described in more detail under "Legal Proceedings," Mr. Aronowitz sued us in relation to his separation from employment and a license agreement he signed with us. We believe that this lawsuit is without merit and we intend to contest these allegations vigorously.

OFFERING

         By means of this prospectus, the selling shareholders are offering for sale up to 25,000,000 Shares of our common stock. We are required under a registration rights agreement we entered into with the investors under the securities purchase agreement to register 7,690,000 shares of common stock to be issued upon conversion of the convertible debentures issued pursuant to the securities purchase agreement; such shares of common stock as shall be necessary, from time to time, to be issued upon conversion of the convertible debentures issued under the GMF credit line agreement; 639,997 shares of common stock underlying the warrants issued to investors; 2,000,000 shares underlying the warrants issued to May Davis; and 10,000 shares underlying the warrants issued to Butler Gonzalez. We have elected to register 25,000,000 million shares. The selling shareholders may sell the common stock at prices and on terms determined by the market, in negotiated transactions and through underwriters.

                                  RISK FACTORS

         You should carefully consider the following risk factors, as well as the other information contained in this prospectus, before purchasing shares of our common stock.

WE HAVE HAD OPERATING LOSSES AND EXPECT TO CONTINUE TO HAVE OPERATING LOSSES.

         We have experienced sustained significant operating losses that have resulted in substantial consumption of our cash reserves. We dedicate a majority of our research, development and engineering activities to the development of new products. As a result, we are not generating sufficient revenue from the sales of our existing products to cover the expenses associated with the development of new products. In 1999 and 1998, we had a net loss of $15.3 million and $9.8 million, respectively. For the quarter ended September 30, 2000, our net loss was $2.2 million. We expect to continue to incur losses and have negative cash flow for the immediate future. Based on our current rate of losses and cash flow, we will not be able to continue our operations unless we secure additional financing, reduce our operating losses, reduce expenses, increase sales of our products, or sell assets. We cannot assure you that the sales of certain of our products under development will ever commence or that we will generate significant revenues or achieve profitability.

WE INCUR SIGNIFICANT NEW PRODUCT DEVELOPMENT EXPENSES THAT FURTHER CONTRIBUTE TO OUR OPERATING LOSSES.

         In order to support anticipated growth and new product development, we expect to incur significant operating expenses and capital expenditures in the future. We expect to continue to have significant cash requirements in the near future, primarily as a result of the following:

         o costs associated with completing our acquisition of assets from Roche Diagnostics;

         o increased research and development associated with the TD Glucose Monitoring System and the commercialization and conducting of clinical trials of all products requiring domestic or foreign regulatory approval;

         o expansion of direct distribution of medical diagnostic products related to the national roll-out of our HealthCheck(R) brand, our international business and our private label business;

         o introduction of our cholesterol monitoring system under development, which physicians, laboratories, as well as patients at home can use; and

         o costs associated with expansion of our manufacturing facilities.

         Research and development expenditures for 1999 and 1998 were $1.7 million and $2.8 million, respectively, primarily as a result of ongoing development of our TD Glucose Monitoring System, the cost of conducting clinical trials for our new Total and HDL cholesterol monitoring products and new diagnostic products. The future level of R&D expenditures will depend on, among other things, the outcome of clinical testing of products under development (including the TD Glucose Monitoring System and Total and HDL cholesterol monitoring products), delays or changes in government required testing and approval procedures, technological and competitive developments and strategic marketing decisions.

OUR AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999 CONTAIN "GOING CONCERN" LANGUAGE.

         The auditor's report for our financial statements for the year ended December 31, 1999 states that because of recurring operating losses and our continued experience of negative cash flows from operations, there is substantial doubt about our ability to continue as a going concern. A "going-concern" opinion indicates that the financial statements have been prepared assuming we will continue as a going-concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

WE WILL NEED ADDITIONAL CAPITAL TO CONTINUE OUR OPERATIONS.

         If we are unable to obtain additional funding on satisfactory terms and reduce our operating losses, we will have to consider selling some or all or our technologies, reduce or terminate completely our research and development activities, or reduce or discontinue some or all of our operations and/or apply for protection from our creditors under the federal bankruptcy laws. In addition, as described below, we have pending judgments against us in various legal proceedings, some of which are currently secured by bonds collateralized by existing working capital. Satisfying all or a significant portion of these judgments on a basis faster than we presently anticipate would further exacerbate our severe liquidity condition.

         Our long-term ability to meet our liquidity requirements and to continue operations will depend on the following:

         o our ability to raise additional capital, including our ability to draw down money under the Swartz equity line or the GMF credit line;

         o our ability to close the acquisition of and successfully operate the pregnancy and ovulation business we are acquiring from Roche Diagnostics;

         o the successful completion of clinical trials and receipt of governmental approvals to begin manufacturing and selling our new products; and

         o        our ability to sell our new products at a profit.

Our future working capital and capital expenditure requirements may vary materially from those now planned depending on numerous factors, including:

         o the outcome of clinical testing of products under development (including the TD Glucose Monitoring System and Total and HDL cholesterol monitoring products), delays or changes in government required testing and clearance or approval procedures and our ability to receive FDA clearance or approval for the marketing of our products under development;

         o competitive and technological advances that may require us to modify the design of our products under development;

         o        our ability to successfully resolve pending litigation; and

         o        manufacturing costs for our current and future products.

WE MAY BE UNABLE TO OBTAIN SUFFICIENT FUNDS FROM THE SWARTZ EQUITY LINE AND THE GMF CREDIT LINE TO MEET OUR LIQUIDITY NEEDS.

         To continue operations, we must obtain sufficient funds from the Swartz equity line agreement and the GMF credit line agreement. However, the future market price and volume of trading of our common stock limits the rate at which we can obtain money under the Swartz equity and GMF credit line agreements. Further, we may be unable to satisfy the conditions contained in the Swartz equity and GMF credit line agreements, which would result in our inability to draw down money on a timely basis, or at all. If the price of our common stock declines, or trading volume in our common stock is low, we will be unable to obtain sufficient funds to meet our liquidity needs. Furthermore, based on market conditions, the Swartz equity line and GMF credit line agreements would not allow for sufficient funds to make the payments for the acquisition of assets from Roche Diagnostics. We are in discussions with Roche Diagnostics concerning a new due date for payments. We do not at this time have any other sources of financing, or commitments for financing, in place to satisfy our liquidity needs.

MANY OF OUR PRODUCTS ARE IN THE DEVELOPMENT STAGE AND CANNOT YET BE SOLD.

         Many of our products are in various stages of development and have not yet been commercialized. Before we can commercially market our products in the United States, we must first conduct clinical trials using a version of the product designed for commercial sale, prepare a submission to the FDA and obtain permission for their distribution from the FDA. Generally, we must also seek approval from comparable agencies in foreign countries where we desire to distribute our products. We are in various stages of completing the development of, and completing the FDA and foreign clearance processes for, products including infectious disease detection, drugs of abuse screening and other medical diagnostic testing products. As described below, we have experienced significant delays in obtaining clearance from the FDA for a principal product under development, the TD Glucose Monitoring System. We cannot assure you that we will be able to obtain the necessary FDA clearance for these products or that we will not experience significant delays and/or expenses in obtaining clearance for our products, or that we will develop our various products under development to a point at which we can submit them for FDA clearance. Lack of clearance of any of these products may adversely affect our ability to market and sell our products. Even in the event we receive the necessary regulatory clearance, we cannot assure you that we can avoid unforeseen problems in product manufacturing and commercial scale-up or marketing or product distribution, which could significantly delay the commercialization of such products, or prevent our market introduction entirely. We cannot assure you that the products selected for development by us or which have received regulatory clearance and we introduce into the market will in fact achieve any degree of commercial success.

WE HAVE ENDED CLINICAL TRIALS ON A PRINCIPAL PRODUCT UNDER DEVELOPMENT, THE TD GLUCOSE MONITORING SYSTEM, RESULTING IN SIGNIFICANT DELAYS IN OUR OBTAINING FDA CLEARANCE OF THIS PRODUCT.

         In January, 2000, clinical trials on the TD Glucose Monitoring System ended. We cannot submit the TD Glucose System to the FDA for clearance until we conduct clinical trials. We believe that further refinements of the optical TD Glucose meters are necessary to achieve greater precision before we initiate expanded clinical trials that are required to obtain FDA consideration of this device. The optical meters measure the color produced on the membrane in the noninvasive patch in response to the level of glucose present. We cannot determine when clinical trials will resume. Accordingly, we cannot assure you that we will be able to obtain the necessary FDA clearance for the TD Glucose Monitoring System or that we will not experience further significant delays and/or expenses in obtaining clearance for this product. Further, we cannot assure you that we will be able to make the refinements necessary for us to resume clinical trials, nor can we assure you that the delay in the development of this product will not have an adverse effect upon our ability to raise additional capital.

THE LOSS OF A MAJOR CUSTOMER COULD MATERIALLY ADVERSELY AFFECT REVENUES.

         A large percentage of our revenue comes from the sale of products to a small number of customers. In 1999, sales of our products to Roche Diagnostics accounted for approximately 31% of sales, sales of our products to CVS Distribution, Inc. (CVS Drug Stores) accounted for approximately 25% of sales, and sales of our products to LVMH Moet Hennessy Louis Vuitton, Inc. accounted for approximately 13% of sales. As described above, on May 20, 2000, we signed an asset purchase agreement for the acquisition of certain trademarks and business assets relating to the pregnancy and ovulation testing business of Roche Diagnostics. We are currently in breach of this agreement. If we are able to complete this acquisition successfully, we will be responsible for the marketing and distribution of these products. As a result, if we are unable to market and distribute these products successfully, it will adversely affect our operating results. Further, the loss of one of our remaining major customers would also adversely affect our operating results.

IF WE ARE UNABLE TO COMPLETE THE ACQUISITION OF ASSETS FROM ROCHE DIAGNOSTICS, ROCHE DIAGNOSTICS MAY SELL THESE ASSETS TO A COMPETITOR, WHICH WOULD ADVERSELY AFFECT OUR OPERATING RESULTS.

         The acquisition of assets from Roche Diagnostics is contingent on us obtaining sufficient funds to make the remaining payments due under the contract. We may be unable to obtain these funds. Absent a change in current market conditions that would allow us to draw down more funds from the Swartz equity line and the GMF credit line, we do not currently anticipate using these funds to acquire the assets from Roche Diagnostics. If we do not acquire these assets, Roche Diagnostics may sell these assets to one of our competitors who may not sell our products, which would result in a material decrease in revenues, thereby adversely affecting our operating results. Previously, Roche Diagnostics marketed a majority of our family planning products on an OEM basis for international distribution under its trademarks. We have, however, taken over the marketing of the products in Germany, Italy and Spain.

WE HAVE LIMITED EXPERIENCE IN DIRECTLY SELLING AND MARKETING OUR PRODUCTS IN FOREIGN MARKETS AND MAY NOT BE ABLE TO EXPAND AND SUPERVISE A DIRECT SALES AND MARKETING FORCE THAT CAN MEET OUR CUSTOMERS' NEEDS.

         If we successfully complete the acquisition of assets from Roche Diagnostics, we intend to sell a portion of our international family planning products for pregnancy and fertility through our own sales force. Previously, Roche Diagnostics marketed a majority of our family planning products on an OEM basis for international distribution under its trademarks. We have limited experience in direct marketing, sales and distribution outside the United States. Our future profitability will depend, in part, on our ability to expand and supervise a direct sales and marketing force to sell these products to our customers. We may not be able to attract and retain qualified salespeople or be able to build an efficient and effective sales and marketing force. However, we intend to hire the intact Roche Diagnostics sales and marketing organization in Argentina. Failure to attract or retain qualified salespeople or to build an efficient and effective sales and marketing force could negatively impact sales of our products, thus reducing our revenues and profitability, if any.

         Further, if we complete the acquisition of assets from Roche Diagnostics, we will be acquiring the local distribution channels in Germany, Switzerland, Italy, Spain, Uruguay and the local sales organization in Argentina. We have no experience in marketing our products internationally on a local basis. Further, we may be unable to integrate the foreign sales organizations with our domestic operations. Conducting business in foreign countries will expose us to the risks of dealing with foreign governmental regulations, tariffs, import and export restrictions, transportation, currency translations and taxes and local health and safety regulations. Consummation of foreign marketing activities could lead to unanticipated and fluctuating expenses and revenues and sales and marketing dislocations that are beyond our ability to control, and which could negatively impact sales of our products, thus reducing our revenues and profitability, if any.

THE MARKETS IN WHICH WE OPERATE ARE HIGHLY COMPETITIVE AND SUBJECT TO RAPID TECHNOLOGICAL CHANGE.

         A large number of companies develop and commercialize products incorporating diagnostic and drug delivery systems. Competitors include major pharmaceutical, medical diagnostic and chemical companies, many of which have considerably greater financial, technical, clinical and marketing strength than us. These companies may improve existing products more efficiently than us or may design and develop new diagnostic and transdermal drug delivery products which the marketplace accepts more than our products, our products under development or our technologies. Further, the markets in which we compete and intend to compete are undergoing, and we expect to continue to undergo, rapid and significant technological change. We expect competition to intensify as technological advances in these fields are made.

         Several of our competitors have developed or may develop products that are similar in design and capability to our existing products or products under development. We further anticipate that our competitors will develop and market additional products for similar applications. Our transdermal technology is competitive with drugs marketed not only in similar drug delivery systems, but also in traditional dosage forms such as oral administration, bolus injection and continuous infusion. New drugs, new therapeutic approaches or future developments in alternative drug delivery technologies, such as time-release capsules, liposomes and implants, may provide therapeutic or cost advantages over the drug delivery systems in our technology portfolio.

         We expect that our primary competitors in the glucose monitoring industry will be companies that currently market "finger stick" method products, where patients obtain their blood by sticking their finger with a lancet. These companies have established products and distribution channels. In addition, a number of companies are developing products using technology which is different than that used by us, but that are also intended to permit less painful or painless glucose monitoring. These technologies include infrared spectroscopy, and a variety of methods (including, in one case, transdermal technology) to extract interstitial fluid and measure the glucose concentration in that fluid. In addition, a number of companies have developed or are seeking to develop new drugs to treat diabetes that could reduce demand for glucose monitoring systems. Further, many of our competitors and potential competitors have substantially greater resources, research and development staffs, capabilities and facilities than we do for developing, manufacturing and marketing glucose monitoring devices. Competition within the glucose monitoring industry could adversely affect our business and also result in price reductions for glucose monitoring devices such that we may not be able to sell the TD Glucose Monitoring System at a price level adequate for us to realize a return on our investment. We cannot assure you that we will have the resources, technical expertise or marketing, distribution or support capabilities to compete successfully in the future or that we will successfully develop technologies and products that are more effective or affordable than those being developed by our competitors. Further, we cannot assure you that developments by our competitors will not be more accepted in the marketplace than our products, including the TD Glucose Monitoring System, or will not render our products or technologies obsolete or noncompetitive. In addition, our competitors may achieve patent protection, regulatory approval or commercialization earlier than us and gain competitive advantages relative to us.

WE HAVE LIMITED MANUFACTURING EXPERIENCE.

         We are subject to the problems facing product manufacturers generally, including, without limitation, delays in receiving raw materials, rising prices for materials and the need to obtain and maintain equipment and avoid down time resulting from equipment failures. To be successful, we must manufacture our products in commercial quantities in compliance with regulatory requirements and at acceptable costs. Production of these products, especially in commercial quantities, will create technical and financial challenges for us and we cannot assure you that manufacturing or quality control problems will not arise.

         We have not yet manufactured our TD Glucose Monitoring System that is under development for commercial sale. To successfully commercialize the TD Glucose Monitoring System after obtaining FDA clearance, we must manufacture the device in compliance with regulatory requirements, in a timely manner and in sufficient quantities while maintaining product quality and acceptable manufacturing costs. We anticipate that we will be responsible for most aspects of manufacturing the TD Glucose Monitoring System. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving production yields, quality control and assurance and shortages of personnel. We cannot assure you that we will be able to achieve and maintain product quality and reliability if and when we produce the TD Glucose Monitoring System in the quantities required for commercialization, or that we can assemble and manufacture the TD Glucose Monitoring System at an acceptable cost, or at all.

         We intend to manufacture both TD Glucose Meters and TD Glucose Patches, the components of the TD Glucose Monitoring System, and sell these finished goods to future marketing partners for worldwide distribution. In July 1998, we established Technical Electronics Corporation, a company of which we own 80%, to manufacture electronic devices for our noninvasive glucose monitoring system and other future electronic products. In January 1999, we announced the commencement of the engineering phase of the manufacturing scale-up process to commercially produce TD Glucose patches. Our plans include the design and construction of high-speed state-of-the-art machinery to conduct the complex manufacturing and automatic packaging of TD Glucose patches. The engineering phase is a key element to the manufacturing scale-up process. We anticipate that the engineering and manufacturing scale-up process will require a minimum of 24 months to complete. This process includes equipment installation and full-scale operation under FDA diagnostic Good Manufacturing Practices, and inventory build-up before market introduction. However, we cannot assure you that the engineering or manufacturing scale-up process for the TD Glucose Patches and/or TD Glucose Meters will be timely or successful or produce finished product in sufficient quality or quantity, or on a cost-effective basis, or at all.

IF WE ARE UNABLE TO SECURE ADEQUATE PATENT PROTECTION FOR OUR TECHNOLOGIES, THEN WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

         We hold 26 United States and foreign patents, and have 61 domestic and foreign patent applications pending. With respect to such patents, we cannot assure you:

         o as to the degree or adequacy of protection any patents or patent applications may or will afford;

         o that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology;

         o that existing patent applications will mature into issued patents, or that the claims allowed under any patents will be sufficiently broad to protect our technology; or

         o that any patents issued to us will provide us with competitive advantages or will not be challenged by others, or if challenged, will be held valid, or that the patents of others will not have an adverse effect on our ability to conduct our business.

In addition, we rely on a combination of proprietary rights in various unpatented technologies, know-how, trade secrets, trademarks and employee and third-party nondisclosure agreements to protect our proprietary rights. The steps taken to protect our rights may not be adequate to prevent misappropriation of our technology or to preclude competitors from developing products with features similar to our products.

WE ARE IN LITIGATION WITH OUR FORMER CHAIRMAN SEEKING TO RESCIND THE LICENSE AGREEMENT FOR OUR TECHNOLOGY AND FOR OTHER MATTERS.

         Our former Chairman, Jack Aronowitz, has filed suit against us, our directors, and our general counsel. In general, Mr. Aronowitz is alleging that we breached fiduciary duties to him in connection with his ceasing to be employed by us as an employee and officer, and that we breached a letter of intent regarding his termination of employment and is seeking to rescind the license agreement he signed pursuant to which he licensed patents to us. Mr. Aronowitz has asserted that the license agreement includes our TD Glucose technology. An unfavorable outcome of this litigation would have a material adverse impact on us, including possibly our inability to sell our TD Glucose System if its development is completed successfully. We intend to defend this lawsuit vigorously as we believe it is without merit.

WE ARE A PARTY TO LAWSUITS REGARDING PATENT INFRINGEMENT.

         Our success will depend, in part, on our ability to protect, obtain or license patents, protect trade secrets and operate without infringing the proprietary rights of others. We are a party to lawsuits regarding patent infringement. See the discussion below under the heading "Legal Proceedings." We cannot assure you that third parties will not assert additional infringement claims against us in the future. If we are found to be infringing any third party patents, proprietary rights or trade secrets, we cannot assure you that we will be able to obtain licenses with respect to these patents, proprietary rights or trade secrets on acceptable terms, if at all. If we do not obtain these licenses, we could encounter delays in product introductions or could find that the development, manufacture or sales of products requiring such licenses could be foreclosed. We could also experience a loss of revenues, an increase in costs and incur substantial expense for defending our company in lawsuits brought against us with respect to our patents, proprietary rights or trade secrets or engaging in lawsuits to enforce patents issued to us or to protect trade secrets or know-how owned by us.

WE ARE THE SUBJECT OF PENDING LITIGATION AND HAVE JUDGMENTS AGAINST US WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

         As discussed under the heading "Legal Proceedings," we are the subject of pending litigation. The cost of prosecuting and defending these actions or the cost of a settlement or award of damages, if any, could have a material adverse effect on our business, prospects, results of operations or financial condition. Further, we have pending judgments against us in various legal proceedings, one of which is currently secured by a bond collateralized by existing working capital. Satisfying all or a significant portion of these judgments on a basis faster than we presently anticipate would further exacerbate our severe liquidity condition. We maintain directors' and officers' liability insurance; however, we cannot assure you that this insurance coverage will cover all claims or be adequate to fund the costs of an award, if any, or attorneys' fees. Demands have been made upon us which far exceed the amount of this coverage.

IF ANY OF OUR PRODUCTS OBTAIN FDA CLEARANCE AND ENTER THE MARKET, PHYSICIANS AND PATIENTS MAY NOT ACCEPT THEM IF ADEQUATE INSURANCE COVERAGE AND REIMBURSEMENT LEVELS ARE NOT AVAILABLE.

         Our ability to successfully commercialize our products may depend in part on the extent to which government health administration authorities, private health coverage insurers and other organizations reimburse the cost of our products and related treatments. Significant uncertainty exists as to the reimbursement status of newly approved health care products and we cannot assure you that adequate third party reimbursement will be available for us to maintain price levels or volume sufficient for the realization of an appropriate return on our investment in our products. In certain foreign countries, the period of time needed to obtain reimbursement can be lengthy. Government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new and established therapeutic and diagnostic products approved for marketing, and by refusing, in some cases, to provide any coverage for indications for which the FDA and other national health regulatory authorities have not granted marketing approval. The failure of government and third party payors to provide adequate coverage and reimbursement levels for uses of our TD Glucose Monitoring System or our other products would adversely affect the market acceptance of these products.

         Numerous health care reform proposals have been advanced in recent years that are aimed at changing the health care system in the United States. Although these proposals may lead to an increased emphasis on preventative measures and to an expanded market for our products, third party health care payors may not share this view. We are unable to predict the outcome or the effect of the health care reform debate on our business and prospects.

WE DEPEND ON OUR KEY PERSONNEL.

         Because of the specialized, technical nature of our business, we are highly dependent upon our ability to retain our current personnel including, but not limited to, our senior management. In addition, our ability to effectively pursue our business strategy will depend upon, among other factors, our ability to successfully recruit and retain additional highly skilled and experienced managerial, marketing, engineering and technical personnel. In some cases, the market for these skilled employees is highly competitive, which makes it difficult to attract and retain key employees. We cannot assure you that we will be able to retain or recruit such personnel, and the inability to do so could materially and adversely affect our business, financial condition and results of operations.

WE DEPEND ON OUTSIDE SUPPLIERS AND MANUFACTURERS.

         We purchase the materials used to manufacture our products from single suppliers to obtain the most favorable price and delivery terms. Although we have identified an alternate supply source with respect to each of these materials, a change in the supplier of these materials without the appropriate lead time could result in a material delay in the delivery of products to our customers. We cannot assure you that we would not be able to receive as favorable price and delivery terms from alternative suppliers. Reliance on suppliers generally involves several risks, including the possibility of defective materials, supply shortages, increase in material costs and reduced control over delivery schedules, any or all of which could adversely affect our financial results.

         To the extent we use third party manufacturers, we cannot assure you that we will be able to retain these manufacturers or obtain acceptable replacement manufacturers, if necessary. A change in manufacturers without appropriate lead time could result in a material delay in the delivery of our products and may subject us to less favorable price terms. Furthermore, although we have identified an alternate supply source with respect to the materials used to manufacture our products, a change in the supplier of these materials without appropriate lead time could result in a material delay in the delivery of products to our customers. Either of the above could result in a material adverse effect on our business, prospects, results of operation or financial condition.

OUR BUSINESS SUBJECTS US TO PRODUCT LIABILITY CLAIMS.

         Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of medical diagnostic and drug delivery products. To date, we have not experienced any material product liability claims, but any such claim arising in the future could have a material adverse effect on our business, financial condition or results of operations. We have product liability insurance. However, potential product liability claims may exceed the amount of our insurance coverage or the terms of the policy may exclude these claims from coverage. We cannot assure you that we will be able to renew our existing insurance at a cost and level of coverage comparable to that presently in effect, if at all. In the event that we are held liable for a claim against which we are not indemnified, or for damages exceeding the limits of our insurance coverage, or if any claim or product recall results in significant adverse publicity against us, such claim or publicity could have a material adverse effect on our business, prospects, results of operations or financial condition.

WE HAVE OPTIONS, WARRANTS, PREFERRED STOCK AND RESTRICTED SECURITIES OUTSTANDING WHICH MAY CAUSE DILUTION OF OUR SHAREHOLDERS AND ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

         As of November 30, 2000 we had outstanding 3,824,997 warrants with an exercise price of $0.9375-$11.89 and 1,970,400 options with exercise prices ranging from $0.375-$15. We have reserved additional shares for issuance under options. If the holders exercise these stock options and warrants, it will dilute the percentage ownership interest of our current shareholders. In addition, the existence of these warrants and options may negatively affect the terms upon which we would be able to obtain additional money through the sale of our stock because new investors may be concerned about the impact upon the future market price of our common stock if the holders of these warrants and options exercise them and sell the underlying stock.

         As of November 30, 2000 we had outstanding 700 shares of our Series A Convertible Preferred Stock. Each share of the Series A Convertible Preferred Stock is convertible into the number of shares of common stock determined by dividing the stated value ($1,000) of a share of Series A Convertible Preferred Stock (as this value is increased by a premium based on the number of days the Series A Convertible Preferred stock is held) by the then current Conversion Price (which is determined by reference to the then current market price). If converted on November 30, 2000 the Series A Convertible Preferred Stock would have been convertible into approximately 2,805,400 shares of common stock.

         In addition, as of November 30, 2000 we had outstanding $1,599,993 principal amount of our convertible debentures issued to the investors listed in the securities purchase agreement. Each debenture is convertible into common stock at the lesser of $1.05 per share or 80% of the average closing bid prices of our common stock during the 5 trading days before conversion. These debentures are not convertible until December 26, 2000. If converted on November 30, 2000 the convertible debentures would have been convertible into approximately 9,494,822 shares of our common stock.

         On May 3, 2000, we entered into an investment agreement with Swartz Private Equity, LLC. Under the Swartz investment agreement, also referred to as an equity line, we have the option to sell, or "put," up to $25 million of our common stock to Swartz, subject to a formula based on stock price and trading volume, over a three year period beginning on November 3, 2000. We may also issue additional warrants to Swartz under the terms of the Swartz investment agreement.

         The number of shares issuable upon conversion of the Series A Convertible Preferred Stock and the convertible debentures could prove to be significantly greater if our stock price decreases. If the holders convert their shares of preferred stock and convertible debentures into common stock, it will dilute the percentage ownership interest of our current shareholders. Furthermore, as our stock price decreases, the number of shares that we would issue to Swartz upon exercise of a put under the Swartz equity line will increase. If we exercise a put when our stock price is depressed, our existing shareholders' interests in us will be significantly reduced.

         All of our outstanding shares of common stock are freely tradeable without restriction under the Securities Act except for 750,000 shares of restricted stock held by affiliates of May Davis. In addition, certain holders of common stock and securities convertible into or exercisable for shares of common stock, including the convertible debentures described above, have certain registration rights under a registration rights agreement among us and these holders. Also, we may issue additional shares of common stock upon the exercise of our put rights under our equity line agreement with Swartz and our credit line agreement with GMF.

WE HAVE RECENTLY BEEN DELISTED FROM NASDAQ, WHICH COULD CAUSE OUR STOCK PRICE TO FALL AND DECREASE THE LIQUIDITY OF OUR COMMON STOCK.

         Effective December 8, 2000, our common stock was delisted from The Nasdaq National Market. Shares of our common stock are now traded on The NASD O.T.C. Bulletin Board. Nasdaq delisted our common stock because the minimum bid price of our common stock did not equal or exceed $1.00 for a minimum of ten consecutive trading days.

         Delisting of our common stock may have an adverse impact on the market price and liquidity of our common stock. In addition, the trading price of our common stock was less than $5.00 per share at the time of our Nasdaq delisting, and therefore our common stock now comes within the definition of a "penny stock." As a result, our common stock is subject to the penny stock rules and regulations which require additional disclosure by broker-dealers in connection with any trades involving a penny stock. The additional burdens imposed on broker-dealers may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

AS A RESULT OF NASDAQ DELISTING OUR STOCK, WE MAY BE REQUIRED TO REDEEM OUR SERIES A CONVERTIBLE PREFERRED STOCK, WHICH COULD HAVE A MATERIALLY ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

         If the Nasdaq National Market delisting continues for ten days, the holders of the Series A Convertible Preferred Stock have the right to require that we redeem all outstanding shares of Series A Convertible Preferred Stock at a price equal to the greater of

         o 120% of the stated value of the shares plus any accrued dividends; or

         o the value of the common stock into which the shares of Series A Convertible Preferred Stock were convertible.

As of November 30, 2000 this amount would be $946,553. Any such repurchase could have a material adverse effect on our business, prospects, results of operations or financial condition.

THE EXERCISE OF OUR PUT RIGHTS MAY SUBSTANTIALLY DILUTE THE INTERESTS OF OTHER SECURITY HOLDERS.

         We will issue shares to Swartz upon exercise of our put rights at a price equal to the lesser of:

         o        the market price for each share of our common stock minus
                  $.10; or

         o        92% of the market price for each share of our common stock.

         We will issue shares to GMF upon conversion of the convertible debentures which we have a right to "put" to GMF. The conversion price of the debentures is equal to the lesser of:

         o        $1.40; or

         o        90% of the market price for each share of our common stock.

Accordingly, the exercise of our put rights may result in substantial dilution to the interests of the other holders of our common stock. Depending on the price per share of our common stock during the three year period of the Swartz investment agreement and the GMF credit line agreement, we may need to register additional shares for resale or seek an amendment to our articles of incorporation, to access the full amount of financing available. Based on current market conditions, the 13,900,000 shares we are registering in this prospectus for issuance under the GMF credit line agreement will not be sufficient to access the full $10 million available. Registering additional shares could have a further dilutive effect on the value of our common stock. If we are unable to register the additional shares of common stock, we may experience delays in, or be unable to, access some of the $25 million available from Swartz and the $10 million available from GMF under our put rights.

THE SALE OF MATERIAL AMOUNTS OF OUR COMMON STOCK COULD REDUCE THE PRICE OF OUR COMMON STOCK AND ENCOURAGE SHORT SALES.

         If and when we exercise our put rights and sell shares of our common stock to Swartz and convertible debentures to GMF, if and to the extent that Swartz sells and GMF converts the debentures and sells the common stock, our common stock price may decrease due to the additional shares in the market. Also, if the investors listed in the securities purchase agreement convert their debentures and sell the common stock, our common stock price may further decrease. If the price of our common stock decreases, and if we decide to exercise our right to put shares to Swartz, we must issue more shares of our common stock for any given dollar amount invested by Swartz. Also, if our common stock price decreases, we must issue more shares of our common stock upon conversion of the convertible debentures we may sell to GMF and the convertible debentures held by the investors listed in the securities purchase agreement. This may encourage short sales, which could place further downward pressure on the price of our common stock.

OUR STOCK PRICE IS VOLATILE.

         Future announcements concerning results of preclinical studies and clinical trials by us or our competitors, other evidence of the safety or efficacy of our products or our competitors, announcements of technological innovations or new products by us or our competitors, changes in governmental regulations, developments in our patent or proprietary rights or those of our competitors, including competitors' litigation, fluctuations in our operating results and changes in general market conditions for medical diagnostic or pharmaceutical companies could cause the market price of the common stock to fluctuate substantially. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the common stock. Historically, the market price of the common stock has been volatile. Our stock price has fluctuated from $13.750 during the fiscal quarter ended March 31, 1998 to $0.281 during the fiscal quarter ended December 31, 1999. Our stock price was $0.15 as of November 30, 2000.

OUR ARTICLES AND BYLAWS HAVE ANTI-TAKEOVER PROVISIONS, AND THE GMF CREDIT LINE AGREEMENT CONTAINS RESTRICTIONS, WHICH COULD MAKE IT DIFFICULT FOR A POTENTIAL BUYER TO ACQUIRE US.

         Our articles of incorporation and bylaws include certain anti-takeover provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock. These provisions include:

         o        a staggered board of directors;

         o certain supermajority voting requirements with respect to removal of directors and amendments of the articles of incorporation and bylaws;

         o        requirements concerning the filling of board vacancies;

         o        Florida's Control Share Acquisition Act;

         o        elimination of shareholder action by written consent;

         o        creation of a class of "blank check" preferred stock; and

         o an increase in the percentage of shareholder votes required to call a special meeting of shareholders.

         Furthermore, during the term of the GMF credit line agreement, we may not merge or consolidate with, or transfer all, or substantially all, of our assets to another entity unless the acquiring entity assumes our obligation to issue securities to GMF that it is entitled to receive under the GMF credit line agreement. See "The GMF Credit Line Agreement."

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements of our intentions, beliefs, expectations or predictions for the future, denoted by the words "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates," "intends" and similar expressions are forward-looking statements that reflect our current views about future events and are subject to risks, uncertainties and assumptions. Specifically, this prospectus and the documents incorporated into this prospectus contain forward-looking statements regarding:

         o our ability to obtain sufficient liquidity and capital to fund our operations and to complete acquisitions;

         o        delays in product development;

         o our ability to satisfactorily perform clinical trials demonstrating efficacy of our products under development;

         o the probability and timing of obtaining FDA clearance or approval of our products under development;

         o our ability to successfully develop and market new products on a profitable basis or at all;

         o the ability to complete the design, construction and manufacturing scale-up of our products on a timely basis within budget parameters;

         o future advances in technology and medicine by others that may render our products obsolete;

         o competition from other pharmaceutical, medical and diagnostic companies;

         o risks and expense of government regulation and effects of changes in regulation (including risks associated with obtaining requisite domestic and foreign governmental approvals for our products, manufacturing equipment or related facilities);

         o uncertainties connected with product liability exposure and insurance;

         o risks associated with obtaining and maintaining patents and other protections on intellectual property and patents obtained by others that may adversely affect us; and

         o the results of litigation pending against us and the costs of defending ourselves and prosecuting claims against others in such litigation.

         We wish to caution readers that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the risk factors and other matters contained in this prospectus generally. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document.

                                LEGAL PROCEEDINGS

         We are subject to claims and suits arising in the ordinary course of business. At this time, except as otherwise indicated, it is not possible to estimate the final outcome of these legal matters or the ultimate loss or gain except as otherwise stated, if any, related to these lawsuits, or if any such loss will have a material adverse effect on our results of operations or financial position, except as otherwise stated. For the year ended December 31, 1999, and the first six months of 2000, we incurred substantially increased litigation expenses compared to earlier periods. For the third quarter and nine-month periods ended September 30, 2000, these litigation expenses decreased from the comparable periods of the prior year.

         HIV Saliva Collector Technology. A lawsuit was brought against us in 1995 in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida (Joseph D'Angelo, Americare Transtech, Inc., Americare Biologicals, Inc. and International Medical Associates, Inc. v. Technical Chemicals & Products, Inc., Jack Aronowitz, Henry Schur, Analyte Diagnostics, Inc., John Faro and Nicholas Levandoski) " Case No. CACE 95-011256 " related to saliva collector technology for an HIV diagnostic test.

         On December 30, 1998, a jury returned a verdict in this lawsuit finding that we did not misappropriate the plaintiffs' trade secrets, but found that Mr. Aronowitz had intentionally misappropriated these trade secrets and assessed damages of $500,000 against him, individually. Additionally, the jury found that both we and Mr. Aronowitz intentionally interfered with the plaintiffs' business relationships and assessed approximately $328,000 in damages against us in connection with this second claim, but awarded no damages against Mr. Aronowitz, individually, in connection with that claim. Separately, the jury assessed more than $4.1 million in damages against other unrelated corporate and individual defendants.

         On January 29, 1999, we and Mr. Aronowitz filed an appeal to the Florida Fourth District Court of Appeal in West Palm Beach, Florida " Case No. 4 DCA 99-00423. On March 29, 2000, the court issued its opinion reversing the judgment against Mr. Aronowitz for misappropriation of trade secrets. However, the appellate court affirmed the judgment against us for tortious interference with a business relationship. The court subsequently denied motions by the parties for rehearing, and on or about June 16, 2000, issued its mandate on the appeal to the trial court.

         We have previously obtained appeal bonds staying enforcement of the judgment against us and Mr. Aronowitz. As a result of the reversal of the judgment against Mr. Aronowitz, that bond is no longer required and collateral securing the bond has been released to us. On October 26, 2000, the court denied our motion to vacate the tortious interference judgment. We filed an immediate appeal of this ruling. We cannot assure you that we will be successful in vacating the judgment on appeal. On November 20, 2000, the Fourth District Court of Appeals denied our motion to stay enforcement of the judgment and subsequent to such order, the surety providing the bond paid the judgment. We have arranged with the surety to reimburse its payments in excess of the collateral.

         We cannot reasonably estimate the liability, if any, at this time that may result from this matter and efforts to set the judgment aside and therefore we have not recorded an accrual for loss in the financial statements as of September 30, 2000.

         Noninvasive Glucose Monitoring Technology. In November 1997, a lawsuit was brought against us and Mr. Aronowitz in the United States District Court for the Southern District of Florida, styled Americare Diagnostics, Inc., Joseph P. D'Angelo, et al. v. Technical Chemicals and Products, Inc., et al. " Case No.

97-3654-CIV-JORDAN " relating to noninvasive glucose monitoring technology in which the plaintiffs allege, among other things, patent infringement, misappropriation of trade secrets, breach of contract, breach of fiduciary duty, breach of confidential relations, breach of trust, unfair competition and conversion. We and Mr. Aronowitz have answered the complaint and have filed counterclaims against the plaintiffs for declaratory judgment that the patent-in-suit is invalid; patent misuse; patent prosecution fraud; trade libel; slander of title; commercial disparagement; unfair competition under the Lanham Act; tortious interference with a contract or advantageous business relationship; and for injunctive relief. In December 1999, the discovery phase of this lawsuit ended and the court is presently proceeding with various pending motions. On November 8, 2000, we and Mr. Aronowitz filed a motion for summary judgment dismissing all the claims of certain plaintiffs and imposition of attorneys fees and costs. A trial date has not been set.

         Shareholder Class Action. During November 1998 through January 1999, several lawsuits were filed in the United States District Court for the Southern District of Florida " Case No. 98-7334-CIV-DIMITROULEAS " against us and Mr. Aronowitz on behalf of various shareholders alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act and Rule 10b-5 promulgated thereunder. In general, plaintiffs allege that we and Mr. Aronowitz made untrue and misleading statements in our public disclosure documents and in certain press releases, articles and reports. The disclosures relate primarily to the development, clinical testing and viability of our TD Glucose(TM) Monitoring System. The plaintiffs are seeking certification as a class on an unspecified amount of damages, interest, costs and attorneys' fees. On April 19, 1999, an Amended Consolidated Class Action Complaint was served upon us. In response, on June 18, 1999, we filed a motion to dismiss the Amended Consolidated Class Action Complaint. On July 3, 2000, the court dismissed all claims against Mr. Aronowitz and us, but granted plaintiffs leave to amend their complaint on or before July 24, 2000. On July 24, 2000, plaintiffs filed a second amended complaint to which we have not yet responded. On August 25, 2000, we filed a motion to dismiss the second amended complaint. We believe the allegations lack merit and plan to contest the allegations vigorously. At this time, we cannot reasonably estimate the ultimate loss, if any, related to these claims and therefore we have not recorded an accrual for loss as of September 30, 2000.

         We maintain Directors and Officer's Liability Insurance. However, we cannot assure you that this insurance coverage will be adequate to fund the costs of a settlement, an award, if any, or attorneys' fees. Demands have been made upon us which far exceed the amount of this coverage. Our articles of incorporation provide for indemnification, to the fullest extent permitted by law, of any person made party to an action by reason of the fact that such person is an officer or director of us.

         Lanham Act. On July 1, 1999, we and Mr. Aronowitz, seeking damages and injunctive relief, filed suit against Joseph P. D'Angelo, Americare Health Scan, Inc., Americare Biologicals, Inc., Medex, Inc., Teratech Corp. d/b/a HIV Cybermall, Confidential Home Testing, The Creative Connection, Inc., Debra Lapierre and Stanley A. Lapides, in the United States District Court for the Southern District of Florida " Case No. 99-1862-CIV-JORDAN.

         The suit alleges violations of the Lanham Act, libel/defamation per-se, misappropriation of trade secrets and confidential information, cancellation of the Federal trademark "ANA-SAL," violations of the Florida Deceptive and Unfair Trade Practices Act, and common law unfair competition. Certain defendants filed a motion to dismiss, and on December 15, 1999, the court dismissed the count relating to unfair and deceptive trade practices under Florida law and struck certain allegations, but found that the remaining counts stated causes of action. On January 4, 2000, we and Mr. Aronowitz filed a Second Amended Complaint which omitted the count dismissed by the court and the allegations that the court struck. The Defendants Joseph P. D'Angelo, Americare Health Scan, Inc., and Americare Biologicals, Inc. have alleged counterclaims of malicious prosecution and abuse of process. We and Mr. Aronowitz filed a motion to dismiss these counterclaims, and these defendants have since withdrawn those counterclaims. The court entered a default judgment against Medex, Inc. We and Mr. Aronowitz have reached a conditional settlement with The Creative Connection, Inc. and Debra Lapierre. This case is currently in the discovery phase. A trial date is set for April of 2001.

         Home Diagnostics Litigation. In November 1993, we and Mr. Aronowitz filed suit against Home Diagnostics, Inc. ("HDI"), for patent infringement, among other claims, in the United States District Court for the Southern District of Florida " Case No. 93-CIV-6999-DAVIS. The patents-in-suit are U.S. Patent Nos. 4,744,192 (the "'192 Patent") and 4,877,580 (the "'580 Patent").

         On September 3, 1996, the court entered judgment against us and Mr. Aronowitz after a bench trial that was held in September 1995. On April 9, 1998, the U.S. Court of Appeals for the Federal Circuit affirmed in part and reversed in part the lower court's decision and remanded the case to the district court for further proceedings, including for a determination whether Mr. Aronowitz owned the patents-in-suit at the time we commenced the action and whether HDI infringed the '192 Patent. The appellate court found infringement of the '580 Patent and remanded to the district court for a determination whether the '580 Patent was within the scope of certain licensing agreements between TechniMed Corporation, a prior assignee of the patents-in-suit, and HDI.

         On remand, the district court denied a request by us and Mr. Aronowitz to reopen the trial record and directed the parties to submit, based on the existing record, proposed findings of fact and conclusions of law on the issues that were remanded. The parties submitted proposed findings of fact and conclusions of law, and on March 20, 2000, the court heard argument by the parties' counsel on certain issues on remand. On May 1, 2000, the court issued certain findings of fact and conclusions of law, finding that (i) Mr. Aronowitz owned the patents-in-suit at the time the suit was commenced, and (ii) HDI did not infringe the '192 patent. We are awaiting a ruling on the remaining issues on remand, in particular, those relating to the '580 patent.

         Defamation Action. On June 16, 1999, we and Mr. Aronowitz were sued by Joseph P. D'Angelo and related companies in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida " Case No. 99-010726-CACE-18 " alleging libel per quod, libel per se, slander, and false light. We have filed a motion for summary judgment, which the court granted in part, dismissing Counts I and II for libel against us and Mr. Aronowitz. Discovery in this matter is continuing, and no trial date has been set yet.

         Hooper Litigation. On August 27, 1999, the U.S. District Court for the Northern District of California " Case No. C-97-00525CAL " confirmed an arbitration award against us in favor of Hooper & Associates, Inc. for $197,807. Gary Hooper was the president and chief operating officer of Pharma Patch, PLC. We acquired certain assets of Pharma Patch, PLC in November 1995. The arbitration award found that Mr. Hooper was entitled to that amount under an employment agreement between Mr. Hooper and Pharma Patch, PLC. At this time, a bond has been posted in this matter to stay enforcement of the judgment which Hooper & Associates is seeking to enforce in Florida (Technical Chemicals and Products, Inc. v. Hooper & Associates, Broward County Circuit Court " Case No. 019847.)

         We have filed a suit against Mr. Hooper in the United States District Court for the Southern District of Florida - Case No. 99-7452 CIV-MOORE, which claims that Mr. Hooper perpetrated a fraud on us by making fraudulent representations to us in connection with our acquisition of certain assets of the co-defendants Pharma Patch, PLC and PP Holdings, LTD. Mr. Hooper has filed a motion to dismiss for lack of personal jurisdiction, which is now pending before the court.

         As a result, enforcement of the arbitration award has been stayed by a Florida court. On July 5, 2000, the state court continued the stay of enforcement of the award during the pendency of our claims against Mr. Hooper and Hooper & Associates, Inc. in the federal action. At this time, we do not believe it is possible to estimate the ultimate loss, if any, related to the resolution of these matters and therefore we have not recorded any accrual for loss as of September 30, 2000.

         Judgment In Hazardous Waste Lawsuit. On January 31, 2000, the United States District Court for the Southern District of Florida " Case No. 98-6201-CIV " entered a judgment against us and Mr. Aronowitz, in connection with a lawsuit brought by the United States of America on behalf of the Environmental Protection Agency under the Comprehensive Environmental Response Compensation and Liability Act of 1983, relating to the clean-up of a facility that during 1985 through 1992 contained alleged hazardous substances. We occupied this facility during part of 1992. The judgment holds the defendants, jointly and severally, liable for $401,177, representing their share of site clean-up costs, plus post-judgment interest as allowed by law. On October 6, 2000, we reached a settlement with the United States in the amount of $650,000 payable over a 21-month period beginning in October 2000 with the first payment due within 30 days of the formal settlement agreement and quarterly payments made thereafter on the balance plus interest at the rate of 5.3% per year. Under the terms of this agreement, we made our first payment of $112,963 on October 13, 2000. Our amended and restated articles of incorporation provide for indemnification under certain circumstances, to the fullest extent permitted by law, of persons made party to an action by reason of the fact that such person is an officer or director of us. We recorded an accrual for loss equal to $650,000 as of March 31, 2000. We are seeking full contribution from Mr. Aronowitz for the total amount of the judgment.

         Unilever Patent Litigation, In 1994, we and six other parties initiated an opposition action in the European Patent Office in Munich, Germany, against European Patent No. 291,194 (the "European Patent"), presently owned by Unilever N.V. In European Opposition Case No. T0681/98, we and the other parties opposed the patent in its entirety on the grounds that it lacked novelty and inventiveness.

         In March 1998, the European Patent Office Opposition Board found in favor of Unilever, and we and five of the other parties filed an appeal. Upon substantial appellate oral proceedings held on January 26-27, 2000 and numerous auxiliary requests, the Opposition Board maintained the European Patent, as amended. However, this ruling is subject to adaptation of the specifications contained in the amended patent and approval by the Opposition Board. Unilever is presently awaiting invitation from the Opposition Board to submit its proposed adaptations to the specification of the European Patent, after which we and the other parties intend to vigorously contest such action.

         On January 26, 2000, we, Roche Diagnostics GmbH, a German company, Roche Diagnostics S.p.A., an Italian company, and Hestia Pharma GmbH, a German distributor wholly-owned by Roche Diagnostics, filed a declaratory judgment action relating to Italy and Germany in the District Court of Torino, Italy. We asked the court to find that (1) the European Patent granted to Unilever is invalid, and (2) the EVATEST" product manufactured, distributed and sold by us and the other plaintiffs do not infringe the European Patent (the "Italian Action"). An oral hearing on procedural matters occurred on November 15, 2000 with a further hearing scheduled for January 17, 2001 to discuss the court's jurisdiction to hear the action. We manufacture the EVATEST" test devices.

         On February 3, 2000, Unilever filed a patent infringement action in the Administrative Court of Munich, Germany against Hestia Pharma GmbH and four of its officers alleging infringement of the European Patent that is the subject of the Italian Action. On April 27, 2000, Unilever amended its complaint to allege infringement of European Patent Application No. 93108764.7. In this action,

Unilever has asked that Hestia Pharma GmbH refrain from commercializing, using, importing or possessing analytical test devices which comprise features of Unilever's patent claims.

         On April 20, 2000, Unilever filed a patent infringement action in the Administrative Court of Munich, Germany against us and Roche Diagnostics GmbH (together with the February 3, 2000 action, the "German Actions") alleging infringement of the patent involved in the Italian Action and European Patent Application No. 93108764.7. In this action, Unilever has asked that we and Roche Diagnostics GmbH refrain from offering, having offered, commercializing, having commercialized, using, having used, importing, having imported or possessing analytical test devices that fall under the claims of Unilever's patent and patent application.

         We have agreed to indemnify Roche Diagnostics and its affiliates and their respective officers against all damages, back royalties, costs, attorneys' fees and the like arising from or related to any and all patent infringement actions. Management intends to vigorously prosecute our claims against the Unilever patent in the Italian Action and vigorously defend the claims asserted by Unilever in the German Actions. We have, as the manufacturer of these products, previously provided the same indemnity to Roche Diagnostics. A majority of our sales in Europe relate to products covered by the patents that are the subject of the Italian Action and the German Actions. Consequently, a loss in this litigation may have a material adverse effect on our results of operations and financial condition.

         Litigation With Former Chairman And Certain Family Limited Partnerships. We have filed three actions in the United States District Court for the Southern District of Florida against our former Chairman and President, Jack L. Aronowitz and/or certain family limited partnerships. Collectively these actions seek full contribution of more than $650,000 from Mr. Aronowitz related to our prior settlement agreement with the United States of America related to an Environmental Protection Agency matter described above under the caption "Judgment in Hazardous Waste Lawsuit" as well as a declaratory judgment upholding our contractual rights to our noninvasive glucose monitoring and other technology. In addition, we called due a loan in the amount of $713,000 personally guaranteed by Mr. Aronowitz and commenced litigation against the family limited partnership, which is the maker of the note.

         Previously, Mr. Aronowitz filed a lawsuit in Broward County (Florida) Circuit Court against us, our directors, and our general counsel seeking to rescind his license agreement with us as well as various other claims disputing the manner in which his employment agreement was terminated and he ceased to be our Chairman, President and Chief Technical Officer. An amended complaint was subsequently filed on November 13, 2000. We believe the claims contained in the complaint, as amended, are without merit and are vigorously defending ourselves in this lawsuit.

         The following summarizes the actions we have taken and outlines our position on these matters:

1. On September 12, 2000, our board of directors voted to terminate the employment of Jack L. Aronowitz pursuant to the termination without cause provision of Mr. Aronowitz' employment agreement dated September 27, 1996 ("Employment Agreement"). Simultaneously, the board voted to remove Mr. Aronowitz as our Chairman, President and Chief Technical Officer. Mr. Aronowitz remains a director of our company. He owns or controls approximately 13% of our outstanding shares of common stock.

2. On September 13, 2000, we and Mr. Aronowitz executed a letter of intent that provided, among other things, that Mr. Aronowitz' signature on the letter of intent was deemed his resignation and retirement as our Chairman, President, and Chief Technical Officer. In addition, the letter of intent was subject to the execution of a definitive agreement as to the terms and conditions of Mr. Aronowitz' separation from us, which was to be signed by no later than September 20, 2000. No such definitive agreement was entered into by September 20, 2000.

3. Subsequent to the execution of the letter of intent, Mr. Aronowitz made certain demands on us that were beyond the scope of the letter of intent; including a demand that payments be made to him related to our noninvasive TD Glucose Monitoring System and other technology. We rejected these demands.

4. On October 19, 2000, we were served with a Summons and Complaint in an action commenced by Mr. Aronowitz in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida - Case No. 00017365. The named defendants are us, our directors (with the exclusion of Mr. Aronowitz) and our general counsel. On November 13, 2000, Mr. Aronowitz amended the complaint to assert claims for indemnification of certain litigation in which he is named as a party. We believe the claims contained in this complaint, as amended, are without merit and will vigorously defend itself in this lawsuit. An unfavorable outcome of this litigation would have a material adverse impact on us, including possible inability to sell our TD Glucose Monitoring System. Mr. Aronowitz is seeking unspecified damages. We presently have until December 15, 2000 to respond to the amended complaint.

5. On November 9, 2000, we commenced an action in the United States District Court, Southern District of Florida - Case No.00-7656-CIV - against the Aronowitz Delaware 2 Family Limited Partnership, a Delaware limited partnership and successor to the maker of a negotiable promissory note dated August 28, 1998 in the amount of $750,000. Mr. Aronowitz is a limited partner in the defendant family partnership and the guarantor of the note. The action was commenced after a scheduled payment on the loan was not made by the family limited partnership, and the principal amount of the loan was accelerated. We are seeking the balance due on the loan, approximately $713,000 together with attorneys' fees. The net amount due Mr. Aronowitz under the termination without cause provision of his Employment Agreement (after deductions for taxes) as well as any other amounts due Mr. Aronowitz from us are being applied periodically to the reduction of Mr. Aronowitz' Guaranty obligation to TCPI. On December 4, 2000, the defendant filed a motion with the court seeking to dismiss the case for lack of jurisdiction. We are preparing our response.

6. On November 13, 2000, we commenced an action in the United States District Court, Southern District of Florida - Case No. 00-7675-CIV - against a family limited partnership which is the current licensor of the cancellation and exclusive license agreement ("License Agreement") executed on January 31, 1996 by Mr. Aronowitz. Mr. Aronowitz is a limited partner of one of the defendants. The action includes our claims (1) for a declaratory judgment that the licensor has no right, title or interest, in and to the technology of our TD Glucose Monitoring System and any patents that mature from related patent applications, and that the licensor has no rights to receive royalty payments on the sale or license by us of such technology, and (2) that the License Agreement terminates on the expiration dates of each of the licensed patents. In addition to the above claims, we are seeking our attorneys' fees.

7. On November 22, 2000, we filed a claim in the United States District Court Southern District of Florida Case No. 98-6201-CIV - Dimitrouleas - for full contribution and declaratory judgment against Jack L. Aronowitz. This action seeks to hold Mr. Aronowitz fully liable for the judgment and subsequent settlement entered into by us with the EPA in the amount of approximately $650,000 as described above under the caption "Judgment in Hazardous Waste Lawsuit." We are also seeking an order from the court of our nonliability to Mr. Aronowitz for contribution or indemnity. We assert that Mr. Aronowitz is 100% responsible for this judgment as it was his conduct prior to the incorporation of TCPI in January of 1992 that resulted in the judgment against us and Mr. Aronowitz. Under the terms of this agreement, we made our first payment of $112,963 on October 13, 2000.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders; rather, the selling shareholders will receive those proceeds directly. However, we will receive cash infusions of capital if and when we issue convertible debentures to GMF under the credit line agreement and if and when investors under the securities purchase agreement, May Davis and its affiliates and Butler Gonzalez exercise warrants, as described below. We intend to use these proceeds for working capital, strategic alliances (including potential joint ventures, acquisitions and mergers), plant, equipment and machinery, including capital expenditures, and general corporate purposes.

                          SECURITIES PURCHASE AGREEMENT

6% CONVERTIBLE DEBENTURES

         Under the securities purchase agreement, we sold to the investors $1,599,993 of our 6% convertible debentures that mature at various dates between August 28, 2005 through November 23, 2005. The principal of and interest on the debentures are convertible into shares of our common stock at the lesser of $1.05 per share or 80% of the average of the closing bid prices of our common stock during the 5 trading days immediately preceding the conversion. Beginning on December 26, 2000, the investors may convert the debentures at any time and from time to time into shares of our common stock until the entire principal amount, plus accrued interest, is paid in full. This prospectus covers up to 7,770,000 shares of our common stock which may be issued to the investors upon conversion of the 6% convertible debentures and may be offered and sold from time to time by the investors. If the 6% convertible debentures were converted in full as of November 30, 2000, the investors would be entitled to acquire approximately 9,494,822 shares of our common stock, or approximately 22% of the number of shares of common stock that were then outstanding after the conversion.

         If the SEC does not declare the registration statement of which this prospectus is a part effective by January 3, 2001, we must reduce the conversion percentage to be used in determining the conversion price of the 6% convertible debentures by 2% for the first 30 days following such date and an additional 2% every 30 days thereafter until the SEC declares the registration statement effective. In addition, if, the SEC does not declare the registration statement effective by January 3, 2001, or if, after the registration statement becomes effective, sales cannot be made under the registration statement (whether because of a failure to keep the registration statement effective, to disclose information that is necessary for sales to be made under the registration statement, to register sufficient shares of our common stock or otherwise), we will pay a penalty equal to 2% of the purchase price of the shares of our common stock then held by the investors for each 30-day period that the registration statement is not effective.

WARRANTS

         In connection with the issuance of the 6% convertible debentures, we issued to the investors warrants to purchase 639,997 shares of our common stock, which is equal to 20% of the number of shares of our common stock that would be issuable upon conversion of the convertible debentures as of the closing dates. The warrants have an exercise price equal to $1.50 and a term of five years. We estimated the fair value of these warrants to be approximately $217,523 using the Black-Scholes option valuation model. This prospectus covers up to 640,000 shares of our common stock which may be issued to the investors upon conversion of the warrants.

         If the SEC does not declare the registration statement of which this prospectus is a part effective by January 3, 2001, or if, after the registration statement becomes effective, sales cannot be made under the registration statement (whether because of a failure to keep the registration statement effective, to disclose information that is necessary for sales to be made under the registration statement, to register sufficient shares of our common stock or otherwise), we will pay a penalty equal to 2% of the purchase price of the shares of our common stock then held by the investors for each 30 day period that the registration statement is not effective.

                          THE GMF CREDIT LINE AGREEMENT

OVERVIEW

         On September 5, 2000, we entered into a credit line agreement with GMF Holdings, arranged through The May Davis Group, Inc., the placement agent. Under this agreement, GMF has agreed to purchase our 6% convertible debentures during the three year period commencing on the effective date of the registration statement of which this prospectus forms a part. From time to time during the term of the agreement, but no more frequently than once every 15 calendar days, we can require GMF to purchase between $100,000 and $2,000,000, subject to a formula based on stock price and trading volume, of our 6% convertible debentures until all the purchases total $10 million. We refer to each election by us to sell debentures to GMF as a "put."

         The debentures are immediately convertible into our common stock at the price per share equal to either, at GMF's option:

         o     $1.40; or

         o     or 90% of the market price for each share of our common stock.

Market price is defined as the lowest closing bid price of our common stock during the 20 trading days before the conversion date. We describe the terms of the 6% convertible debentures in more detail under the caption "Description of Capital Stock - The GMF 6% Convertible Debentures."

PUT RIGHTS

         To exercise a put, we must have an effective registration statement on file with the SEC covering the resale to the public by GMF of any shares that it acquires upon the conversion of the debentures. Also, we must give GMF 20 business days advance notice of the date on which we intend to exercise a particular put right.

         The maximum amount of debentures which we may issue to GMF during each put shall equal the difference between:

         o the amount shown opposite the range of the average daily trading on the date we elect to exercise our put right, as indicated in the table below; and

         o the sum of advances made under the GMF credit line agreement in the 30 calendar days immediately before the date we elect to exercise our put right.

30-DAY AVERAGE DAILY TRADING (1)            MAXIMUM ADVANCE AMOUNT (2)

$25,000-$50,000                                      $100,000
$50,001-$100,000                                     $200,000
$100,001-$200,000                                    $350,000
$200,001-$300,000                                    $500,000
$300,001-$400,000                                    $650,000
$400,001-$500,000                                    $900,000
$500,001-$600,000                                  $1,200,000
$600,001-$800,000                                  $1,500,000
$800,001-$1,000,000                                $1,750,000
$1,000,001 and over                                $2,000,000
------
(1) The 30-day average trading volume equals the average of the closing bid price multiplied by the volume for each of the 30 calendar days before the date we elect to exercise a put.

(2) Assuming that no advances have been made under the GMF credit line agreement during the preceding 30 calendar days.

SAMPLE EXERCISE OF A PUT

         As soon as practicable after the effectiveness of the registration statement, we plan to draw down the maximum initial amount permitted under the GMF credit line agreement. Based on the average of the closing bid price of our common shares multiplied by the volume for each of the 30 calendar days before the date of this prospectus, our 30-day average daily trading volume was $86,834. Therefore, we would be entitled to draw down approximately $200,000 in connection with our first draw down. Based on these facts, we would issue $200,000 principal amount of our 6% convertible debentures. Based on a conversion price of $0.249, which is the lower of $1.40 or 90% of the lowest closing bid price of our common stock during the 20 trading days before the date of this prospectus, these debentures would be convertible into 803,213 shares of our common stock.

         The following tables illustrate the amount of debentures we could issue to GMF and the number of shares it could receive upon conversion given the hypothetical variables shown in the tables:

      --------------------------------------------------------------------------------------------------------
         30-DAY AVERAGE         CLOSING BID            ADVANCE             PURCHASE            NUMBER OF
          DAILY TRADING          PRICE (1)           AMOUNT (2)              PRICE         SHARES ISSUED (3)
          -------------          ---------           ----------              -----         -----------------
      --------------------------------------------------------------------------------------------------------

                    $30,000       $.1875              $100,000              $.1688                    592,417
      --------------------------------------------------------------------------------------------------------

                    $75,000       $.1875              $200,000              $.1688                  1,184,834
      --------------------------------------------------------------------------------------------------------

                   $150,000       $.1875              $350,000              $.1688                  2,073,460
      --------------------------------------------------------------------------------------------------------

                   $350,000       $.1875              $650,000              $.1688                  3,850,711
      --------------------------------------------------------------------------------------------------------

                   $450,000       $.1875              $900,000              $.1688                  5,331,754
      --------------------------------------------------------------------------------------------------------

-------------------------

(1) Represents our closing bid price on November 28, 2000 and assumes such price is the lowest closing bid price of our common stock for the twenty trading days immediately preceding the conversion date.

(2) Assumes that no advances have been made in the thirty calendar days immediately preceding the notice of an advance.

(3) Assumes conversion of the convertible debentures received pursuant to a put. At no time may GMF hold more than 10% of our outstanding common stock.

         We cannot assure you what the actual price of the shares will be at any time we exercise our right to a put. Our stock price as of November 30, 2000 was $0.156 per share.

         We are registering 13,900,000 shares of common stock for issuance to GMF under the GMF credit line agreement. Based on the recent market prices of our shares of common stock and volume in our common stock, 13,900,000 shares may not be sufficient to satisfy our obligations to issue stock to GMF in order to fully utilize the $10 million available under the GMF credit line agreement. If 13,900,000 shares are not sufficient, we will register additional shares for resale by GMF.

LIMITATIONS AND CONDITIONS TO OUR PUT RIGHTS

         Our ability to put our 6% convertible debentures, and GMF's obligation to purchase the debentures, is subject to the satisfaction of certain conditions. These conditions include:

         o the registration statement for the shares issuable upon conversion of the debentures we will be issuing to GMF must remain effective as of the put date and no stop order with respect to the registration statement is in effect;

         o we have obtained all permits and qualifications, or an exemption from such permits and qualifications, required by any state regarding the offer and sale of the debentures and the shares underlying the debentures;

         o our representations and warranties in the GMF credit line agreement are accurate as of the date of each put;

         o we have satisfied all obligations under the agreements entered into between us and GMF in connection with the GMF credit line agreement;

         o no court or governmental authority prohibits or adversely affects any of the transactions contemplated by the GMF credit line agreement;

         o other than delisting of our common stock from the Nasdaq National Market (so long as we maintain a listing on another market), at the time of a put, there can be no material adverse change in our business prospects or financial condition;

         o the SEC, Nasdaq, the O.T.C. Bulletin Board or any other relevant market on which our common stock trades does not suspend trading in our stock;

         o the issuance of shares of common stock upon conversion of the debentures does not violate the shareholder approval requirements of the market on which our common stock trades.

TERMINATION OF GMF CREDIT LINE AGREEMENT

         The obligations of GMF to make advances under the GMF credit line agreement terminate on September 1, 2003. In addition, GMF shall have no further obligations to purchase our convertible debentures under the GMF credit line agreement if the effectiveness of this registration statement is suspended for more than 20 trading days (not including any period during which a post-effective amendment to this registration statement has been filed with, but not yet been declared effective by, the SEC).

RESTRICTIONS ON MERGERS

         During the term of the GMF credit line agreement, we may not merge or consolidate with, or transfer all, or substantially all, of our assets to another entity unless the acquiring entity assumes our obligation to issue securities to GMF that it is entitled to receive under the GMF credit line agreement.

                          PLACEMENT AGENT AND LEGAL FEE

         For arranging the sale to the investors under the securities purchase agreement, we have issued to May Davis, as placement agent, five-year stock purchase warrants to purchase 2,000,000 shares of our common stock at a price of $1.50 per share.

         For arranging the sale to GMF, we have issued to May Davis, as placement agent, 750,000 shares of our common stock.

         We have agreed to register for resale the shares May Davis receives under the securities purchase agreement and the GMF credit line agreement.

         As part of their legal fee in connection with the preparation of documents relating to the 6% convertible debentures and the GMF credit line, Butler Gonzalez, LLP, as counsel to May Davis, received five-year stock purchase warrants to purchase 10,000 shares of our common stock at a price of $1.50 per share. These warrants have cashless exercise provisions that will expire immediately upon the declaration of effectiveness of a registration statement applicable to the securities. We have the right to force conversion of the warrants if our common stock closes at a bid price of $3.00 or higher for ten consecutive trading days. We have agreed to register for resale the shares Butler Gonzalez receives under the securities purchase agreement and GMF credit line agreement.

         In addition, we have reimbursed Butler Gonzalez LLP $12,500 for their legal fee in connection with the preparation of documents relating to the 6% convertible debenture and the private equity line.

                              SELLING SHAREHOLDERS

         Common stock registered for resale under this prospectus constitutes approximately 73% of our issued and outstanding common shares as of November 30, 2000.

INVESTORS UNDER THE SECURITIES PURCHASE AGREEMENT

         This prospectus covers 7,770,000 shares of common stock issuable upon the exercise of convertible debentures and 640,000 shares of common stock issuable upon the exercise of warrants we issued to the investors under the securities purchase agreement.

GMF

         This prospectus covers 13,900,000 shares of common stock issuable upon the exercise of convertible debentures in connection with our right to "put" convertible debentures to GMF under the GMF credit line agreement.

         GMF does not beneficially own any of our common stock or any other of our securities as of the date of this prospectus. Other than its obligations to purchase convertible debentures under the GMF credit line agreement, it has no other commitments or arrangements to purchase or sell any of our securities.

THE MAY DAVIS GROUP, INC.

         This prospectus covers 598,000 shares of common stock issuable upon exercise of warrants we issued to The May Davis Group, Inc. and 1,402,000 shares issuable upon exercise of warrants assigned by May Davis to its affiliates as follows: 115,000 to Hong Zhu, 122,000 to Adam Mayblum, 243,000 to Mark Anglo, 243,000 to Joseph Donohue, 243,000 to Hunter Singer, 243,000 to Robert Farrell, 100,000 to Kimberly Holt, 25,000 to Michael Jacobs, 25,000 to Kevin Davis, 5,000 to each of Barbara Zingalli, Kevin Nesfield, Joshua Alexander May, Taylor May and Curtis May, 6,000 to Matthew Beckman and 12,000 to James Gonzalez. We issued these warrants to May Davis as part of its compensation for acting as our placement agent in connection with the securities purchase agreement.

         This prospectus also covers the resale of up to 750,000 shares of common stock that we issued to affiliates of May Davis as part of compensation to May Davis for acting as placement agent in connection with the GMF credit line agreement as follows: 187,500 shares each to Mark Angelo, Joseph Donohue, Robert Farrell and Hunter Singer.

BUTLER GONZALEZ LLP

         This prospectus covers up to 10,000 shares of common stock issuable upon the exercise of warrants we issued to Butler Gonzalez. We issued these warrants to Butler Gonzalez as part of its legal fee in connection with the preparation of documents relating to the 6% convertible debentures and the GMF credit line.

         The table below includes information regarding ownership of our common stock by the selling shareholders on November 30, 2000 and the number of shares that they may sell under this prospectus.

         The number of shares of common stock issuable upon conversion of the 6% convertible debentures that we issued to the investors and that we could issue to GMF pursuant to our put rights is also subject to adjustment and could be materially less or more than the amount contained in the table below, depending on factors which we cannot predict at this time, including, among other factors, the future price of our common stock.

         Other than as described above, none of the selling shareholders has had within the past three years any material relationship with our company or any of our predecessors or affiliates. None of the selling shareholders are or were affiliated with registered broker-dealers other than The May Davis Group, Inc. and its affiliates listed above. Unless otherwise indicated, the selling shareholders have advised us that they possess sole voting and investment power with respect to the shares being offered.

                                                Percent of
                                                  Shares                                            Percent of
                                  Shares       Beneficially                          Shares           Shares
                               Beneficially     Owned Prior                       Beneficially     Beneficially
                              Owned Prior to      to the                        Owned After the     Owned After
Selling shareholders           the Offering      Offering     Shares Offered      Offering (1)     the Offering
--------------------           ------------      --------     --------------      ------------     ------------
GMF Holdings.............      13,900,000 (2)      28.8%           13,900,000          0                 *
Sui Wa Chau..............         544,750 (3)        *                544,750          0                 *
Peter Che Nan Chen.......         633,430 (3)        *                633,430          0                 *
Jingsheng Yi.............          63,343 (3)        *                 63,343          0                 *
Lam King Shan............         633,430 (3)        *                633,430          0                 *
Kwok Leung Lai...........         633,430 (3)        *                633,430          0                 *

                                       34

                                                Percent of
                                                  Shares                                            Percent of
                                  Shares       Beneficially                          Shares           Shares
                               Beneficially     Owned Prior                       Beneficially     Beneficially
                              Owned Prior to      to the                        Owned After the     Owned After
Selling shareholders           the Offering      Offering     Shares Offered      Offering (1)     the Offering
--------------------           ------------      --------     --------------      ------------     ------------
Wei Z. Yen...............         316,715 (3)        *                316,715          0                 *
Timothy Borne............         190,029 (3)        *                190,029          0                 *
James Ratliff............         190,029 (3)        *                190,029          0                 *
George McDonnell.........          63,343 (3)        *                 63,343          0                 *
Herbert Robbins..........         348,387 (3)        *                348,387          0                 *
John Martin..............         126,686 (3)        *                126,686          0                 *
David Hungerford.........         316,715 (3)        *                316,715          0                 *
Arab Commerce Bank, Ltd. (4)      633,430 (3)        *                633,430          0                 *
Robert L. Anoff..........         126,686 (3)        *                126,686          0                 *
William Murphy...........         158,358 (3)        *                158,358          0                 *
Cliff Dropkin............         126,686 (3)        *                126,686          0                 *
John Diesel..............         316,715 (3)        *                316,715          0                 *
Zhong Wei Lu.............         152,023 (3)        *                152,023          0                 *
Keway Holding Co.........         633,430 (3)        *                633,430          0                 *
Ronald Horner............          63,343 (3)        *                 63,343          0                 *
Frank Collins............         126,686 (3)        *                126,686          0                 *
Carl Grant Johnson.......         316,715 (3)        *                316,715          0                 *
Marvin Strauss...........         158,358 (3)        *                158,358          0                 *
George Knox..............          94,970 (3)        *                 94,970          0                 *
Dr. Harry Kaplan.........          63,343 (3)        *                 63,343          0                 *
Kenneth E. Rogers........         126,686 (3)        *                126,686          0                 *
Facile Corporation.......          63,343 (3)        *                 63,343          0                 *
John Bolliger............          63,343 (3)        *                 63,343          0                 *
David Black..............          63,343 (3)        *                 63,343          0                 *
Sheila Gill..............         158,358 (3)        *                158,358          0                 *
Michael Dahlquist........          63,343 (3)        *                 63,343          0                 *
Marvin Black.............         126,686 (3)        *                126,686          0                 *
David Miller.............         633,430 (3)        *                633,430          0                 *
Adam Denish..............          63,343 (3)        *                 63,343          0                 *
MYOB Investments.........          63,343 (3)        *                 63,343          0                 *
Brian McNay..............         348,387 (3)        *                348,387          0                 *
Mary Ellen Misiak........         696,773 (3)        *                696,773          0                 *
Dr. Gerald Holland.......         316,715 (3)        *                316,715          0                 *
Andrew Carter............         126,686 (3)        *                126,686          0                 *
Chien Chang..............         190,029 (3)        *                190,029          0                 *
The May Davis
Group, Inc...............         598,000            *                598,000          0                 *
Mong Zhu.................         115,000            *                115,000          0                 *
Adam Mayblum.............         122,000            *                122,000          0                 *
Joseph Donohue...........         430,500            *                430,500          0                 *
Hunter Singer............         430,500            *                430,500          0                 *
Robert Farrell...........         430,500            *                430,500          0                 *
Kimberly Holt............         100,000            *                100,000          0                 *
Michael Jacobs...........          25,000            *                 25,000          0                 *
Kevin Davis..............          25,000            *                 25,000          0                 *
Kevin Nesfield...........           5,000            *                  5,000          0                 *
Joshua Alexander May.....           5,000            *                  5,000          0                 *
Taylor May...............           5,000            *                  5,000          0                 *

                                       35

                                                Percent of
                                                  Shares                                            Percent of
                                  Shares       Beneficially                          Shares           Shares
                               Beneficially     Owned Prior                       Beneficially     Beneficially
                              Owned Prior to      to the                        Owned After the     Owned After
Selling shareholders           the Offering      Offering     Shares Offered      Offering (1)     the Offering
--------------------           ------------      --------     --------------      ------------     ------------
Curtis May...............           5,000            *                  5,000          0                 *
Matthew Beckman..........           6,000            *                  6,000          0                 *
James Gonzalez...........          12,000            *                 12,000          0                 *
Mark Angelo..............         430,500            *                430,500          0                 *
Barbara Zingalli.........           5,000            *                  5,000          0                 *
Butler Gonzalez LLP......          10,000            *                 10,000          0                 *

*        Less than one percent.

(1) Assumes that the selling shareholders will sell all of the shares of common stock offered by this prospectus. We cannot assure you that the selling shareholders will sell all or any of these shares.

(2) This number includes (solely for purposes of this prospectus) up to an aggregate of 13,900,000 shares of our common stock issuable upon conversion of our 6% convertible debentures that we may sell to GMF under the GMF credit line agreement. These shares would not be deemed beneficially owned within the meaning of Sections 13(d) and 13(g) of the Exchange Act before GMF acquires the 6% convertible debentures which are convertible into such shares of common stock. GMF may not beneficially own more than 10% of our outstanding common stock at any time. Diego Davis holds investment and voting control of the shares GMF may acquire.

(3) Includes shares of common stock which may be acquired under the securities purchase agreement if the 6% convertible debentures were converted in full as of the date of this prospectus and shares of our common stock which may be acquired upon the exercise of a stock purchase warrant.

(4) Anthony DeNazareth holds voting and investment control of the shares held by Arab Commerce Bank, Ltd.

                              PLAN OF DISTRIBUTION

         The selling shareholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the common stock directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The selling shareholders may effect the distribution of the common stock in one or more of the following methods:

         o ordinary brokers transactions, which may include long or short sales;

         o transactions involving cross or block trades or otherwise on the NASD O.T.C. Bulletin Board;

         o purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts under this prospectus;

         o "at the market" to or through market makers or into an existing market for the common stock;

         o in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

         o through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or

         o any combination of the above, or by any other legally available means.

         In addition, the selling shareholders or successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders or successors in interest may also enter into option or other transactions with broker-dealers that require delivery by such broker-dealers of the common stock, which common stock may be resold thereafter under this prospectus.

         Brokers, dealers, underwriters or agents participating in the distribution of the common stock may receive compensation in the form of discounts, concessions or commission from the selling shareholders and/or the purchasers of common stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

         GMF is, and each remaining selling shareholder and any broker-dealers acting in connection with the sale of the common stock by this prospectus may be deemed to be, an underwriter within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of common stock as principals may be underwriting compensation under the Securities Act. Neither we nor the selling shareholders can presently estimate the amount of such compensation. We do not know of any existing arrangements between the selling shareholders and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the common stock.

         The selling shareholders and any other persons participating in a distribution of securities will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of securities by, the selling shareholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions. GMF has, before any sales, agreed not to effect any offers or sales of the common stock in any manner other than as specified in this prospectus and not to purchase or induce others to purchase common stock in violation of Regulation M under the Exchange Act. All of the foregoing may affect the marketability of the securities offered by this prospectus.

         Any securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under that Rule rather than under this prospectus.

         We cannot assure you that the selling shareholders will sell any or all of the shares of common stock offered by the selling shareholders.

         In order to comply with the securities laws of certain states, if applicable, the selling shareholders will sell the common stock in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the selling shareholders may not sell the common stock unless the shares of common stock have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                          DESCRIPTION OF CAPITAL STOCK

         Our articles of incorporation authorize capital stock consisting of 100,000,000 shares of common stock, par value of $.001 per share and 25,000,000 shares of preferred stock. As of November 30, 2000, 34,451,276 shares of common stock and 700 shares of Series A Convertible Preferred Stock were outstanding. An additional 5,795,397 shares of common stock may be issued upon the exercise of outstanding options and/or warrants. The following summary of the description of our capital stock is qualified in its entirety by reference to our articles of incorporation and bylaws.

COMMON STOCK

         Each holder of common stock is entitled to one vote for each share held. Shareholders do not have the right to cumulate their votes in elections of directors. Accordingly, holders of a majority of the issued and outstanding shares of common stock will have the right to elect all of our directors and otherwise control the affairs of our company. Holders of common stock are entitled to dividends on a pro rata basis upon declaration of dividends by our board of directors. Dividends are payable only out of funds legally available for the payment of dividends. Our board of directors is not required to declare dividends, and it currently expects to retain earnings to finance the development of our business.

         Upon a liquidation of our company, holders of the common stock will be entitled to a pro rata distribution of our assets, after payment of all amounts owed to our creditors, and subject to any preferential amount payable to holders of our preferred stock. Holders of common stock have no preemptive, subscription, conversion, redemption or sinking fund rights.

PREFERRED STOCK

         Our articles of incorporation permit the board of directors to issue shares of preferred stock in one or more series and to fix the relative rights, preferences and limitations of each series. These rights, preferences and limitations include dividend rates, provisions of redemption, rights upon liquidation, conversion privileges and voting powers. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of our outstanding voting stock.

         SERIES A CONVERTIBLE PREFERRED STOCK

         Of the 16,200 shares of Series A Convertible Preferred Stock authorized by the board of directors, 700 shares are currently issued and outstanding. The stated value per share of the Series A Convertible Preferred Stock is $1,000. With respect to rights upon liquidation and winding up or dissolution, the Series A Convertible Preferred Stock will generally rank:

         o        prior to the common stock; and

         o prior to any future class or series of capital stock unless, with the consent of the holders of the Series A Convertible Preferred Stock, the terms of the newly created securities provide that they rank senior to, or pari passu with, the Series A Convertible Preferred Stock.

         DIVIDENDS.

         Holders of the Series A Convertible Preferred Stock are not entitled to receive dividends. So long as any shares of the Series A Convertible Preferred

Stock are outstanding, however, we may not, without the written consent of the holders of a majority of the outstanding shares of Series A Convertible Preferred Stock:

         o declare or pay any dividends on, or make any distribution on, any junior securities;

         o        redeem or repurchase any junior securities; or

         o pay any money to, or make available for, a sinking fund for the benefit of any junior securities.

         LIQUIDATION.

         Each holder of Series A Convertible Preferred Stock is entitled to a liquidation preference of $1,000 per share plus an amount equal to 6% per year for the period beginning May 19, 1998 and ending on the date of final distribution. A change in control of our company, as defined in the articles of incorporation, will be deemed to be a liquidation of our company and the holders of the Series A Convertible Preferred Stock will be entitled to 115% of their liquidation preference.

         VOTING RIGHTS.

         The holders of the Series A Convertible Preferred Stock are entitled to notice of all shareholders meetings and to receive copies of proxy materials and other information sent to shareholders. Except as otherwise provided by Florida law and as described below, the holders of the Series A Convertible Preferred Stock have no voting power whatsoever. The Series A Convertible Preferred Stock terms include what are customarily called "protective provisions." Under these provisions, a vote of the holders of at least a majority of the outstanding Series A Convertible Preferred Stock is required before we can:

         o alter or change the rights, preferences or privileges of the Series A Convertible Preferred Stock or any senior securities so as to adversely affect the Series A Convertible Preferred Stock;

         o        create any new class or series of senior securities;

         o        create any new class or series of pari passu securities;

         o increase the number of shares of Series A Convertible Preferred Stock; or

         o intentionally take any action which would result in taxation to the holders of the Series A Convertible Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended.

         CONVERSION.

         Each share of Series A Convertible Preferred Stock is convertible into the number of shares of our common stock equal to the stated value ($1,000) of the share of Series A Convertible Preferred Stock plus a premium of 6% per annum of the stated value from May 19,1998, divided by the conversion price. The conversion price is equal to the lesser of (A) 92% of the market price, as described below, and (B) $11.89. The market price is defined as the average of the closing bid prices of the common stock on the Nasdaq National Market or, if the Nasdaq National Market is not the principal trading market of the common stock, such principal trading market or over-the-counter market, in each case as reported by Bloomberg Financial Markets, for any five consecutive trading days during the thirty trading day period ending on the day before the date of conversion. If, however, the average closing bid price on the day of conversion is below 70% of the average of the closing bid prices of the common stock for any five trading days during the thirty trading day period ending on the day before the date of conversion, the conversion price is equal to the lesser of
(A) 115% of the market price and (B) $11.89.

         If on the conversion date, the last sale price of the common stock on the Nasdaq National Market or, if the Nasdaq National Market is not the principal trading market of the common stock, such principal trading market or over-the-counter market, in each case as reported by Bloomberg is below 70% of the average of the closing bid prices for the five consecutive trading days ending one day before May 19, 1998, then we may, at our option, (i) redeem in cash the Series A Convertible Preferred Stock submitted for conversion for an amount equal to the number of shares of common stock that we would have issued had we not opted for the cash redemption, multiplied by the market price, or
(ii) redeem the Series A Convertible Preferred Stock by issuing a convertible note, in the principal amount equal to 115% of the amount payable in a cash redemption, bearing interest at the rate of 10% per annum, provided that we have sufficient shares of common stock authorized and reserved to cover the full conversion thereof and a registration statement under the Securities Act covering the shares of common stock issuable under the redemption note is effective.

         The Series A Convertible Preferred Stock is subject to mandatory redemption under certain circumstances and, under certain circumstances, is also redeemable at our option. Furthermore, any shares of Series A Convertible Preferred Stock outstanding on May 18, 2003 shall automatically be converted into common stock at the then effective conversion price.

6% CONVERTIBLE DEBENTURES

         As of November 30, 2000, convertible debentures in an aggregate principal amount of $1,599,993 due 2005 and bearing interest at 6% per year are currently issued and outstanding.

         CONVERSION.

         The debentures are convertible at any time after December 26, 2000 into shares of common stock at the price per share equal to either, at the holders' option:

         o        $1.05; or

         o 80% of the average of the closing bid prices of our common stock during the 5 trading days immediately preceding the conversion.

The holders' right to convert terminates on the due date of the debentures, and the debentures will be automatically converted on that date at the above price per share. We are not required to issue shares upon conversion of the debenture if after the conversion, the holder would be deemed the beneficial owner of 10% or more of our outstanding common stock.

         We will decrease the conversion price if we subdivide our outstanding common stock or issue a stock dividend on our outstanding common stock. We will increase the conversion price if we combine our outstanding shares of common stock.

         If the SEC does not declare the registration statement of which this prospectus is a part effective by January 3, 2001, we must reduce the conversion percentage to be used in determining the conversion price of the 6% convertible debentures by 2% for the first 30 days following such date and an additional 2% every 30 days thereafter until the SEC declares the registration statement effective. In addition, if the SEC does not declare the registration statement effective by January 3, 2001, or if, after the registration statement becomes effective, sales cannot be made under the registration statement (whether because of a failure to keep the registration statement effective, to disclose information that is necessary for sales to be made under the registration statement, to register sufficient shares of our common stock or otherwise), we will pay a penalty equal to 2% of the purchase price of the shares of our common stock then held by the investors for each 30 day period that the registration statement is not effective.

         INTEREST.

         The debentures bear interest at the rate of 6% per year. We may elect to pay interest in cash or in the form of shares of our common stock. If we pay interest in the form of common stock, we calculate the value of the stock we will issue as follows: The value of the stock shall be the closing bid price on:

         o        the date the interest payment is due; or

         o if the interest payment is not made when due, the date the interest payment is made.

We will issue a number of shares of common stock with a value equal to the amount of interest due. We will not issue fractional shares. Therefore, if the value of the common stock per share does not equal the total interest due, we will pay the balance in cash.

         RANKING.

         The debentures and all payments, including principal or interest, are subordinate and junior in right of payment to all company debt, but only to the following extent:

         (1) Upon the maturity of any company debt, we must pay all company debt in full before we make any payment of principal or interest on the debenture; and

         (2) In the event of any insolvency or bankruptcy proceedings affecting us, or any receivership, liquidation, reorganization or other similar proceedings affecting us, and, in the event of any proceedings for voluntary liquidation, dissolution or other winding up of us, whether or not involving insolvency or bankruptcy, then we must pay in full principal and interest on all company debt before we make any payments of principal or interest on the debentures.

The debenture defines company debt as our current bank debt and all indebtedness we incur after the issuance of the debentures, other than indebtedness to any officer, director or 10% shareholder.

         AMENDMENTS.

         We may amend the debenture with the consent of the debenture holders. Without the consent of the debenture holders, we may amend the debenture to cure any ambiguity, defect or inconsistency, to provide for assumption of our obligations to the holders or to make any change that does not adversely affect the rights of the holders.

         EVENTS OF DEFAULT.

         An event of default occurs when:

         o we fail to pay amounts due within two days of the maturity date;

         o we fail to advise our transfer agent to issue shares of common stock to the holders within two days of receipt of the holders' request to convert;

         o we fail to comply with any other agreements in the debenture for thirty days after notice;

         o        there is a bankruptcy or insolvency;

         o we breach our obligations under the registration rights agreement.

We describe certain adjustments to the conversion price and penalty provisions under the caption "Securities Purchase Agreement."

         RESTRICTIONS ON ISSUANCES OF COMMON STOCK.

         While any of the principal or interest on the debentures remain unpaid and unconverted, we may not, without the holders' prior consent, issue or sell any common stock, or any right to acquire common stock, without consideration or for consideration per share less than its fair market value. This restriction does not apply to issuances of common stock contained in any agreements entered into before the issuance of the debentures or in connection with benefit plans applicable to our officers, directors, employees and independent contractors.

THE GMF 6% CONVERTIBLE DEBENTURES

         Under the terms of the credit line agreement we entered into with GMF, we may issue and sell to GMF, from time to time, convertible debentures in an aggregate principal amount of $10,000,000 due five years after issuance and bearing interest at 6% per year. As of the date of this prospectus, we have not issued any of these debentures. We describe the terms of the GMF credit line agreement in more detail under the caption "The GMF Credit Line Agreement."

         CONVERSION.

         The debentures are convertible at any time into shares of common stock at the price per share equal to either, at the holders' option:

         o        $1.40; or

         o 90% of the lowest closing bid price of our common stock during the 20 trading days immediately preceding the conversion.

The holders' right to convert terminates 18 months after we issue the debentures, and the debenture will be automatically converted on that date at the above price per share. We are not required to issue shares upon conversion of the debenture if after the conversion, the holder would be deemed the beneficial owner of 10% or more of our outstanding common stock.

         We will decrease the conversion price if we subdivide our outstanding common stock or issue a stock dividend on our outstanding common stock. We will increase the conversion price if we combine our outstanding shares of common stock.

         If the SEC does not declare the registration statement of which this prospectus is a part effective by January 3, 2001, we must reduce the conversion percentage to be used in determining the conversion price of the 6% convertible debentures by 2% for the first 30 days following such date and an additional 2% every 30 days thereafter until the SEC declares the registration statement effective. In addition, if the SEC does not declare the registration statement effective by January 3, 2001, or if, after the registration statement becomes effective, sales cannot be made under the registration statement (whether because of a failure to keep the registration statement effective, to disclose information that is necessary for sales to be made under the registration statement, to register sufficient shares of our common stock or otherwise), we will pay a penalty equal to 2% of the purchase price of the shares of our common stock then held by the investors for each 30 day period that the registration statement is not effective.

         INTEREST.

         The debentures bear interest at the rate of 6% per year. We may elect to pay interest in cash or in the form of shares of our common stock. If we pay interest in the form of common stock, we calculate the value of the stock we will issue as follows: The value of the stock shall be the closing bid price on:

         o        the date the interest payment is due; or

         o if the interest payment is not made when due, the date the interest payment is made.

We will issue a number of shares of common stock with a value equal to the amount of interest due. We will not issue fractional shares. Therefore, if the value of the common stock per share does not equal the total interest due, we will pay the balance in cash.

         RANKING.

         The debentures and all payments, including principal or interest, are subordinate and junior in right of payment to all company debt, but only to the following extent:

         o Upon the maturity of any company debt, we must pay all company debt in full before we make any payment of principal or interest on the debenture; and

         o In the event of any insolvency or bankruptcy proceedings affecting us, or any receivership, liquidation, reorganization or other similar proceedings affecting us, and, in the event of any proceedings for voluntary liquidation, dissolution or other winding up of us, whether or not involving insolvency or bankruptcy, then we must pay in full principal and interest on all company debt before we make any payments of principal or interest on the debentures.

The debenture defines company debt as our current bank debt and all indebtedness we incur after the issuance of the debentures, other than indebtedness to any officer, director or 10% shareholder.

         AMENDMENTS.

         We may amend the debenture with the consent of the debenture holders. Without the consent of the debenture holders, we may amend the debenture to cure any ambiguity, defect or inconsistency, to provide for assumption of our obligations to the holders or to make any change that does not adversely affect the rights of the holders.

         EVENTS OF DEFAULT.

         An event of default occurs when:

         o we fail to pay an amount due within two days of the maturity date;

         o we fail to advise our transfer agent to issue shares of common stock to the holders within two days of receipt of the holders' request to convert;

         o we fail to comply with any other agreements in the debenture for thirty days after notice;

         o        there is a bankruptcy or insolvency;

         o we do not comply with our obligation to register for resale the common stock issuable upon conversion of the debentures.

         RESTRICTIONS ON ISSUANCES OF COMMON STOCK.

         While any of the principal or interest on the debentures remain unpaid and unconverted, we may not, without the holders' prior consent, issue or sell any common stock, or any right to acquire common stock, without consideration or for consideration per share less than its fair market value. This restriction does not apply to issuances of common stock contained in any agreements entered into before the issuance of the debentures or in connection with benefit plans applicable to our officers, directors, employees and independent contractors.

         ANTI-TAKEOVER EFFECTS OF FLORIDA LAW AND OUR ARTICLES OF INCORPORATION AND BYLAWS

         Certain provisions of our articles of incorporation, our bylaws and Florida law summarized below may be deemed to have an anti-takeover effect and may discourage, delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for shares held by our shareholders.

         ANTI-TAKEOVER PROVISIONS IN OUR ARTICLES OF INCORPORATION AND BYLAWS

         Our articles of incorporation provide for a classified board of directors. The directors are divided into three classes, as nearly equal in number as possible. The directors will be elected for three-year terms, which are staggered so that the terms of approximately one-third of the directors expire each year.

         Our articles of incorporation permit removal of directors only for cause by the shareholders at a meeting by the affirmative vote of at least 60% of the outstanding shares entitled to vote for the election of directors. Our articles of incorporation also provide that any vacancy on the board of directors may be filled only by the remaining directors then in office.

         Our articles of incorporation also contain provisions that require:

         o the affirmative vote of 60% of the voting stock to amend our articles of incorporation or bylaws;

         o the demand of not less than 50% of all votes entitled to be cast on any issue to be considered at a proposed special meeting to call a special meeting of shareholders;

         o that all shareholder action, including the election of directors, be taken by means of a vote at a duly convened shareholders meeting and not by use of written consents; and

         o an advance notice procedure for the nomination of candidates for election as directors by shareholders as well as for shareholder proposals to be considered at shareholders' meetings.

         ANTI-TAKEOVER PROVISIONS OF FLORIDA LAW

         Florida law prohibits the voting of shares in a publicly held Florida corporation that are acquired in a "control share acquisition" unless the board of directors approves the control share acquisition or the holders of a majority of the corporation's voting shares approve the granting of voting rights to the acquiring party. A "control share acquisition" is generally defined as an acquisition that immediately thereafter entitles the acquiring party, directly or indirectly, to vote in the election of directors within any of the following ranges of voting power:

         o        one-fifth or more but less than one-third;

         o        one-third or more but less than a majority; or

         o        majority or more.

                          TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for the common stock is OTC Corporate Transfer Service at 9 Field Avenue, Hicksville, New York 11801.

                                  LEGAL MATTERS

         Akerman, Senterfitt & Eidson, P.A., Miami, Florida will pass upon the validity of the shares of common stock offered by this prospectus for us.

                                     EXPERTS

         Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports and other information with the SEC. You may read our SEC filings over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy documents at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

         We have filed with the SEC a registration statement on Form S-2 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement.

         Our common stock is listed on the NASD O.T.C. Bulletin Board and reports and proxy statements and other information concerning us also can be inspected at the offices of The Nasdaq-Amex Stock Market, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1500.

                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to provide information about our business and other important information to you by "incorporating by reference" the information we file with the SEC, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the SEC.

         We incorporate by reference into this prospectus the following documents that we have filed with the SEC. You should consider each document incorporated by reference an important part of this prospectus:


SEC FILING (FILE NO. 000-30110)
-------------------------------
                                                                          PERIOD COVERED OR DATE OF FILING
                                                                          --------------------------------

Annual Report on Form 10-K...........................................     Year ended December 31, 1999

Annual Report on Form 10-K/A.........................................     May 1, 2000

Annual Report on Form 10-K/A.........................................     June 5, 2000

Annual Report on Form 10-K/A.........................................     June 9, 2000

Annual Report on Form 10-K/A.........................................     November 1, 2000

Quarterly Report on Form 10-Q........................................     Quarter ended March 31, 2000

Quarterly Report on Form 10-Q........................................     Quarter ended June 30, 2000

Quarterly Report on Form 10-Q........................................     Quarter ended September 30, 2000

Quarterly Report on Form 10-Q/A......................................     October 31, 2000

Quarterly Report on Form 10-Q/A......................................     October 31, 2000

Current Report on Form 8-K...........................................     February 18, 2000

Current Report on Form 8-K...........................................     June 8, 2000

Current Report on Form 8-K...........................................     June 30, 2000

Current Report on Form 8-K...........................................     September 14, 2000


Current Report on Form 8-K...........................................     November 30, 2000


Current Report on Form 8-K...........................................     December 6, 2000

Current Report on Form 8-K...........................................     December 11, 2000
Description of our common stock contained in our Registration Statement on Form 8-A and any amendment or report filed for the purpose of
updating such description ...........................................     January 20, 1995


         We are delivering along with this prospectus a copy of our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. You may request a copy of the other filings that we are incorporating by reference in this prospectus, but are not delivering with this prospectus, at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

                                   TCPI, Inc.
                              3341 S.W. 15th Street
                             Pompano Beach, FL 33069
                              Phone: (954) 979-0400

                               Fax: (954) 979-6125
                         Attention: Jay E. Eckhaus, Esq.

         We will not provide exhibits to a document unless they are specifically incorporated by reference in that document.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The Registrant will incur no expenses in connection with any sale or other distribution by the selling shareholders of the common stock being registered other than the expenses of preparation and distribution of this Registration Statement and the Prospectus included in this Registration Statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.



SEC registration fee.....................................................  $908

Legal fees and expenses..................................................     *

Accounting fees and expenses.............................................     *

Miscellaneous expenses...................................................     *
                                                                           -----
         Total...........................................................     *

*TO BE PROVIDED BY AMENDMENT.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Registrant has authority under Section 607.0850 of the FBCA to indemnify our directors and officers to the extent permitted in such statute. With respect to the indemnification of the Registrant's directors and officers, the Registrant's Amended and Restated Articles of Incorporation provide that the Registrant shall indemnify our directors and officers to the fullest extent permitted by law in existence now or hereafter. In addition, the Registrant carries insurance permitted by the laws of the State of Florida on behalf of our directors and officers which may cover liabilities under the Securities Act of 1933, as amended.

         The provisions of the FBCA that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in our favor or in a proceeding by or in the right of a shareholder. These provisions do not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

ITEM 16.  EXHIBITS

              The following is a list of exhibits filed as part of this Registration Statement:

Exhibit Number                      Exhibit Description
--------------                      -------------------

     2.1           Business and Asset Purchase Agreement dated May 20, 2000 between Roche Diagnostics GmbH and
                   TCPI Holdings, Ltd.(11)

     2.2           Guarantee Agreement dated May 20, 2000 between Roche Diagnostics GmbH and the Company. (11)

     3.1           Amended and Restated Articles of Incorporation of the Company. (5)

     3.2           Amended and Restated Bylaws of the Company. (5)

     3.3           Articles of Amendment to the Articles of Incorporation of the Company. (4)

     3.4           Articles of Amendment to the Amended and Restated Articles of Incorporation of the Company.
                   (12)

     4.2           Form of Common Stock Certificate of the Company. (3)

     4.3           Warrant to purchase Common Stock dated April 19, 2000 (1 of 2) between the Company and Swartz
                   Private Equity, LLC. (10)

     4.4           Warrant to purchase Common Stock dated April 19, 2000 (2 of 2) between the Company and Swartz
                   Private Equity, LLC. (10)

     4.5           Warrant between the Company and Swartz Private Equity, LLC. (10)

     5.1**         Opinion of Akerman, Senterfitt & Eidson, P.A., regarding the validity of the common stock.

     10.2          Amended and Restated 1992 Incentive Stock Option Plan. (5)

     10.3          Cancellation and Exclusive License Agreement between Jack Aronowitz and the Company dated
                   January 31, 1996. (5)

     10.4          Stock Option Agreement between the Company and Martin Gurkin, Stuart R. Streger, Colin Morris,
                   Kathryn Harrigan, Clayton Rautbord and Stephen Dresnick. (5)

     10.5          2000 Stock Option Plan. (12)

     10.6          Lease - Pompano Beach, Florida. (2)

     10.6.1        Business Lease Extension - Pompano Beach, Florida. (9)

     10.8          Warrant Agreement between the Company and Jack L. Aronowitz. (3)

                                       51

     10.8.1        Amended Employment Agreement dated October 9, 1998 between the Company and Jack L. Aronowitz.
                   (1)

     10.9          Employment Agreement dated October 9, 1998 between the Company and Jay E. Eckhaus. (1)

     10.17         Employment Agreement dated September 9, 1999 between the Company and Elliott Block, Ph.D. (7)

     10.18         Employment Agreement dated November 22, 1999 between the Company and Walter V. Usinowicz, Jr.
                   (8)

     10.19         Employment Agreement dated May 27, 1999 between the Company and Robert M. Morrow. (8)

     10.20         Investment Agreement dated May 3, 2000 between the Company and Swartz Private Equity, LLC. (13)

     10.21         Registration of Rights Agreement dated May 3, 2000 between the Company and Swartz Private
                   Equity, LLC. (10)

     10.22         Securities Purchase Agreement dated August 28, 2000. (13)

     10.23         Form of Warrant to Purchase Common Stock under the Securities Purchase Agreement. (13)

     10.24         Form of Security Purchase Agreement Debenture under the Securities Purchase Agreement. (13)

     10.25         Placement Agency Agreement dated August 28, 2000 between the Company and The May Davis Group,
                   Inc. (13)

     10.26         Line of Credit Agreement dated September 5, 2000 between the Company and GMF Holdings. (13)

     10.27         Form of Credit Line Debenture under the Line of Credit Agreement. (13)

     10.28         Registration Rights Agreement dated September 5, 2000. (13)

     10.29         Placement Agency Agreement dated September 5, 2000 between the Company and The May Davis
                   Group, Inc. (13)

     10.30         Escrow Agreement dated August 28, 2000 between the Company and First Union. (13)

     10.31         Escrow Agreement dated September 5, 2000 between the Company and First Union. (13)

     23.1**        Consent of Akerman, Senterfitt & Eidson, P.A. (Included in their opinion filed as Exhibit 5.1 hereto).

                                       52

     23.2**        Consent of Ernst & Young LLP.

     24.1**        Power of Attorney (included on signature page to this Registration Statement on Form S-2).

     **       Filed with this Registration Statement.

     (1)           Incorporated by reference to the Company's Form 10-Q filed on November 12, 1998.
     (2)           Incorporated by reference to the Company's Registration Statement on Form SB-2 filed on
                   October 28, 1994 (No. 33-85756).
     (3)           Incorporated by reference to Amendment No. 4 to the Company's Registration Statement on Form
                   S-1 filed on April 23, 1996 (No. 333-1272).
     (4)           Incorporated by reference to the Company's Form 8-K filed on May 21, 1998.
     (5)           Incorporated by reference to the Company's Registration Statement on Form S-1 filed on
                   February 12, 1996 (No. 333-1272).
     (6)           Incorporated by reference to Amendment No. 2 to the Company's Registration Statement on Form
                   S-1 filed on March 20, 1996 (No. 333-1272).
     (7)           Incorporated by reference to the Company's Form 10-Q filed on November 9, 1999.
     (8)           Incorporated by reference to the Company's Form 8-K filed on December 15, 1999.
     (9)           Incorporated by reference to the Company's Form 10-K filed on March 30, 2000.
     (10)          Incorporated by reference to the Company's Form 10-Q filed on May 16, 2000.
     (11)          Incorporated by reference to the Company's Form 8-K filed on June 8, 2000.
     (12)          Incorporated by reference to the Company's Form 10-Q filed on August 15, 2000.
     (13)          Incorporated by reference to the Company's Registration Statement on Form S-2 (No. 333-39002).

----------------

ITEM 17.  UNDERTAKINGS

A.   Rule 415 Offering

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.   Request for Acceleration of Effective Date

     (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pompano Beach, State of Florida, on the 11th day of December, 2000.

                                TCPI, INC.

                                By:  /s/ Elliott Block
                                    --------------------------------------------
                                         Elliott Block, Ph.D.
                                         President and Chief Executive Officer

                                POWER OF ATTORNEY

         We, the undersigned directors and officers of TCPI, Inc., hereby constitute and appoint each of Elliott Block and Walter V. Usinowicz, Jr., each with full power of substitution, our true and lawful attorney-in-fact and agent to do any and all acts and things in our names and in our behalf in our capacities stated below, which acts and things either of them may deem necessary or advisable to enable TCPI, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically but not limited to, power and authority to sign for any or all of us in our names, in the capacities stated below, all pre-effective and post-effective amendments to this Registration Statement and any related subsequent registration statement pursuant to Rule 462(b) of the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that they shall do or cause to be done by virtue hereof.

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT ON FORM S-2 HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


Signature                              Title                                           Date
/s/ Elliott Block, Ph.D.               Chief Executive Officer, President and          December 11, 2000
-----------------------------------    Director (Principal Executive Officer)
       Elliott Block, Ph.D.


/s/ Martin Gurkin, Ph.D.               Chairman of the Board                           December 11, 2000
-----------------------------------
       Martin Gurkin, Ph.D.

                                       Director                                        December __, 2000
-----------------------------------
       Jack L. Aronowitz

/s/ Walter V. Usinowicz, Jr.           Vice President of Finance and Chief             December 11, 2000
-----------------------------------    Financial Officer (Principal Financial
       Walter V. Usinowicz, Jr.        Officer and Principal Accounting Officer)

                                       55



/s/ Clayton Rautbord                              Director                             December 11, 2000
----------------------------------
       Clayton Rautbord


/s/ Noel Buterbaugh                              Director                              December 11, 2000
----------------------------------
       Noel Buterbaugh


/s/ S. M. Reimer, PH.D.                          Director                               December 11, 2000
----------------------------------
       S. M. Reimer, Ph.D.


                                       56